EXHIBIT (a)(1)(1)

Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock
of
dELiA*s Corp.
at
$0.928 Net Per Share
by
Dodger Acquisition Corp.,
an indirect wholly owned subsidiary of
Alloy, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 3, 2003, UNLESS THE OFFER IS EXTENDED.

       THE OFFER IS BEING MADE PURSUANT TO AN ACQUISITION AGREEMENT, DATED AS OF JULY 30, 2003 (THE “ACQUISITION AGREEMENT”), BY AND AMONG dELiA*s CORP., A DELAWARE CORPORATION (“dELiA*s”), ALLOY, INC., A DELAWARE CORPORATION (“ALLOY”) AND DODGER ACQUISITION CORP., A DELAWARE CORPORATION AND AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLOY (“PURCHASER”). THE BOARD OF DIRECTORS OF dELiA*s (A) HAS APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED IN THIS OFFER TO PURCHASE), (B) HAS DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, dELiA*s STOCKHOLDERS (THE “STOCKHOLDERS”), AND (C) RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE “SHARES”), OF dELiA*s WHICH CONSTITUTES NOT LESS THAN A MAJORITY OF THE OUTSTANDING SHARES (AS DEFINED IN THE ACQUISITION AGREEMENT) ON A FULLY DILUTED BASIS ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO A FINANCING CONDITION. SEE SECTION 14 “CONDITIONS OF THE OFFER.”

IMPORTANT

      Stockholders who desire to tender all or any portion of their Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with their certificate(s) for the tendered Shares and all other required documents to American Stock Transfer & Trust Company (the depositary for the Offer), (2) follow the procedure for book-entry tender of Shares set forth in Section 3 “Procedure for Tendering Shares” of this Offer to Purchase, or (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

      A STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES FOR SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3 OF THIS OFFER TO PURCHASE.

      Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

August 6, 2003

The Information Agent for the Offer is:

105 Madison Ave.

New York, New York 10016
Call Toll Free: (800) 322-2885
Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com

i

SUMMARY TERM SHEET

      We are offering to purchase all of the outstanding shares of Class A common stock of dELiA*s for $0.928 per share in cash. The following are some of the questions that you, as a stockholder of dELiA*s, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

      Our name is Dodger Acquisition Corp. We are a Delaware corporation formed for the purpose of making a tender offer for all of the Class A common stock of dELiA*s and have carried on no activities other than in connection with the acquisition agreement among dELiA*s, Alloy and us. We are an indirect wholly owned subsidiary of Alloy.

      Alloy is a media, marketing services and direct marketing company targeting Generation Y, the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy’s business integrates direct mail catalogs, print media, websites, on-campus marketing programs, and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers.

      See the “Introduction” to this Offer to Purchase and Section 9 “Certain Information Concerning Purchaser and Alloy.”

What are the classes and amounts of securities sought in the offer?

      We are seeking to purchase all of the outstanding shares of Class A common stock of dELiA*s and the associated share purchase rights that attach to such shares. See the “Introduction” to this Offer to Purchase and Section 1 “Terms of the Offer.”

What are the associated share purchase rights?

      The associated share purchase rights were issued to all stockholders of dELiA*s in connection with dELiA*s’ adoption of an anti-takeover device of the type commonly known as a “rights plan” or a “poison pill,” but currently are not represented by separate certificates. Instead, these rights are represented by the certificates for your shares. Unless rights are separately distributed to stockholders (which we do not expect to occur), a tender of your shares will automatically include a tender of the associated rights. We will not pay any additional consideration for the tender of any such right.

How much is Dodger Acquisition Corp. offering to pay? What is the form of payment?

      We are offering to pay $0.928 per share, net to you, in cash. See the “Introduction” to this Offer to Purchase and Section 1 “Terms of the Offer.”

Will I have to pay any fees or commissions if I tender my shares?

      If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 3 “Procedure for Tendering Shares.”

Does Dodger Acquisition Corp. have the financial resources to make payment?

      Yes. Alloy, our parent corporation, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and will provide funding for the merger of us with and into dELiA*s, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the acquisition agreement. The offer is not conditioned on any financing arrangements. See Section 10 “Source and Amount of Funds.”

Is Dodger Acquisition Corp.’s financial condition relevant to my decision to tender in the offer?

      We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	Cash, which is immediately available to us from our parent corporation, is the only form of payment we are paying to holders of dELiA*s Class A common stock in connection with our offer;

•	Our offer is not subject to any financing condition; and

•	We are offering to purchase all of the outstanding shares of dELiA*s Class A common stock in our offer.

      See Section 10 “Source and Amount of Funds.”

What are the most significant conditions to the offer?

      We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the “Minimum Condition.” When we use the term “fully diluted basis,” we mean the number of shares outstanding, together with the shares which dELiA*s may be required to issue under vested options, warrants or other convertible securities or obligations outstanding under employee stock or similar benefits plans or otherwise.

      The offer is also subject to a number of other conditions. We can waive any or all of the conditions to the offer in our sole discretion. See Section 1 “Terms of the Offer” and Section 14 “Conditions of the Offer.”

How long do I have to decide whether to tender my shares of dELiA*s Class A common stock in your offer?

      Unless the offer is extended, you will have until 12:00 midnight, New York City time, on Wednesday, September 3, 2003, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 “Terms of the Offer” and Section 3 “Procedure for Tendering Shares.”

Will the offer be extended and, if so, under what circumstances?

      Subject to the terms of the acquisition agreement, including the parties’ rights to terminate the acquisition agreement, we can, in our sole discretion, at any time or from time to time, extend the offer, and thereby delay acceptance for payment of and the payment for any shares.

      Additionally, without the consent of dELiA*s, we may provide for a “subsequent offering period” of up to 20 business days. A subsequent offering period is different than an extension of the offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment). You also would not be able to withdraw any of the shares that you tender during the subsequent offering period. For more details on our ability to extend the offer, see Section 1 “Terms of the Offer.”

How will I be notified if you extend your offer?

      If we extend the offer, we will inform American Stock Transfer & Trust Company (the depositary for the offer) of that fact and we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 “Terms of the Offer.”

How do I tender my shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and all other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the offer expires.

      If your shares are held in street name (i.e., through a broker, dealer or other nominee), the shares can be tendered by your nominee in a book-entry transfer through The Depository Trust Company.

      If your shares are held in book-entry form with American Stock Transfer & Trust Company, to tender your shares you must deliver a completed letter of transmittal and all other documents required by the letter of transmittal to the depositary not later than the time the offer expires.

      If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. For the tender to be valid, however, they must receive the missing items within that three trading day period. See Section 3 “Procedure for Tendering Shares.”

If I accept the offer, when will I be paid?

      Provided the conditions to the offer are satisfied and we complete the offer and accept any shares for payment, you will receive a payment equal to the number of shares you tendered multiplied by $0.928, subject to any required withholding for taxes, promptly after the expiration of the offer. See Section 2 “Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered shares?

      Shares tendered pursuant to the offer may be (i) withdrawn prior to the expiration of the offer and (ii) unless we have already accepted such shares for payment pursuant to the offer, may be withdrawn at any time after October 6, 2003. See Section 1 “Terms of the Offer” and Section 4 “Withdrawal Rights.” If we choose to provide a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered. You also would not be able to withdraw any of the shares that you tender during a subsequent offering period.

How do I withdraw previously tendered shares?

      To withdraw shares previously tendered, you (or if your shares are held in “street name,” the broker, dealer, commercial bank, trust company or other nominee that holds your shares) must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 “Withdrawal Rights.”

What is the board of directors of dELiA*s recommending to stockholders with regard to the offer?

      We are making the offer pursuant to the acquisition agreement among Alloy, dELiA*s and us. The board of directors of dELiA*s has approved the acquisition agreement and the transactions contemplated by it, including the offer and the merger of us into dELiA*s upon completion of the offer. The board of directors of dELiA*s has determined that the merger is advisable and that the terms of the offer and the merger of us with and into dELiA*s upon completion of the offer are fair to, and in the best interests of, the stockholders of dELiA*s and has recommended that the stockholders of dELiA*s accept the offer and tender their shares to us. See the “Introduction” to this Offer to Purchase.

      The factors considered by the dELiA*s board of directors in making the determinations and recommendations described above are described in dELiA*s’ Solicitation/ Recommendation Statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission and is enclosed with this Offer to Purchase.

      Peter J. Solomon Company, L.P., which acted as the financial advisor to the board of directors of dELiA*s, delivered an opinion to the dELiA*s board of directors, dated July 30, 2003, to the effect that as of such date and subject to the qualifications, assumptions and limitations stated in its written opinion, the offer price to be paid to tendering stockholders pursuant to our offer and to be paid to holders of dELiA*s Class A common stock in the related merger is fair, from a financial point of view, to the holders of shares of dELiA*s Class A common stock. You are urged to, and should, carefully read dELiA*s’ Solicitation/ Recommendation Statement on Schedule 14D-9 and the opinion of Peter J. Solomon Company, L.P., which is included in that document in its entirety.

Have any stockholders agreed to tender their shares?

      Yes. Stephen I. Kahn and Geraldine Karetsky, who collectively own approximately 35% of the outstanding shares as of July 30, 2003, have each agreed to support the transaction and tender their respective shares pursuant to our offer. See Section 11 “Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholder Support Agreement.”

Will the offer be followed by a merger if all shares of dELiA*s are not tendered in the offer?

      If we accept for payment and pay for at least a majority of the shares of dELiA*s Class A common stock on a fully diluted basis, we will, subject to certain conditions, be merged with and into dELiA*s. If that merger takes place, Alloy will indirectly own all of the shares of dELiA*s, and all other persons who were stockholders of dELiA*s immediately prior to the merger (other than stockholders properly exercising appraisal rights) will receive $0.928 per share in cash (or any higher price per share that is paid in the offer). See the “Introduction” to this Offer to Purchase.

If the offer is completed, will dELiA*s continue as a public company?

      No. Following the purchase of shares in the offer, we expect to promptly complete the merger. If the merger takes place, dELiA*s no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that:

•	there may not be enough stockholders or shares to be listed on the Nasdaq National Market or any other securities market or exchange;

•	there may not be any public trading market for dELiA*s Class A common stock; and

•	dELiA*s may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

See Section 7 “Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration.”

If I decide not to tender, how will the offer affect my shares?

      If you decide not to tender and we purchase shares pursuant to the offer, the merger described will, subject to certain conditions, take place, and stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer (subject to any appraisal rights properly exercised under Delaware law), without interest, but such stockholders will only be paid once the merger has occurred. Therefore, if you tender your shares in the offer, you will be paid earlier than if you wait until after the merger to surrender your shares. If the merger does not take place, however, the number of stockholders and the number of shares of dELiA*s that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for dELiA*s shares.

      Furthermore, dELiA*s recently was not in compliance with the $1.00 minimum bid price listing requirement for continued listing on the Nasdaq National Market and has been notified by Nasdaq that

dELiA*s has until September 23, 2003 to demonstrate a closing bid price of at least $1.00 per share or more for a minimum of ten consecutive trading days. If dELiA*s fails to meet Nasdaq’s listing requirement by September 23, 2003, dELiA*s common stock may be delisted from the Nasdaq National Market. Also, dELiA*s may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. dELiA*s has scheduled a meeting of its stockholders for September 9, 2003 to vote on proposals to effect either a 1-for-2, 1-for-3, 1-for-4 or 1-for-5 reverse stock split, as its board may elect, in an effort to raise the bid price for its stock to a level sufficient to meet the $1.00 minimum bid price listing requirement for continued listing on the Nasdaq National Market. dELiA*s may seek to postpone this meeting. See Section 7 “Effect of Offer on Market for Shares, Stock Market Quotation, and Exchange Act Registration.”

      If we purchase shares in the offer, we will be entitled to designate that number of directors to represent us on dELiA*s board of directors that is proportionate to the number of shares we hold. That means that if we acquire a majority of the outstanding shares in the offer, we will control the selection of a majority of dELiA*s board of directors. In addition, at the effective time of the merger, directors selected by us will replace the directors of dELiA*s. See Section 11 “Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholder Support Agreement.”

Will there be appraisal rights in connection with the offer?

      There are no appraisal rights in connection with the offer. However, if the merger takes place, stockholders who have not tendered their shares in the offer will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the merger, and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your shares based on a fair and independent appraisal of the market value of your shares. This market value may be more or less than the $0.928 per share that we are offering to pay you for your shares in the offer. See Section 12 “Purpose of the Offer and the Merger; Plans for the Surviving Corporation; Stockholder Approval and Appraisal Rights.”

What is the market value of my shares of dELiA*s Class A common stock?

      On July 30, 2003, the last trading day before we announced the signing of the acquisition agreement, the closing price of dELiA*s Class A common stock reported on the Nasdaq National Market was $0.79 per share. We encourage you to obtain a recent quotation for shares of dELiA*s Class A common stock in deciding whether to tender your shares. See Section 6 “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of tendering shares?

      The receipt of cash in exchange for tendering shares pursuant to either the offer or the merger will generally be treated as a taxable sale of the shares for United States federal income tax purposes. More specifically, a stockholder who sells shares pursuant to the tender offer for cash or, alternatively, receives cash in exchange for shares pursuant to the merger, will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the offer or exchanged pursuant to the merger. As discussed below in Section 5 “Certain Federal Income Tax Consequences of the Offer and the Merger,” if the shares sold or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be a capital gain or loss. In general, capital gains recognized by a non-corporate taxpayer are subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year. If the shares were held for one year or less, they are subject to federal income tax at the particular stockholder’s ordinary income tax rate. If, however, the sale or exchange of shares results in a capital loss, such loss is deductible only to the extent of the particular non-corporate stockholder’s capital gains plus $3,000 of ordinary income. Stockholders should consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of both the offer and the merger described in this document. See Section 5 “Certain Federal Income Tax Consequences of the Offer and the Merger.”

To whom may I speak if I have questions about the tender offer?

      You may call the information agent for the offer, MacKenzie Partners, Inc., at (800) 322-2885. See the back cover of this Offer to Purchase. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

TO THE HOLDERS OF SHARES OF CLASS A COMMON STOCK OF dELiA*s CORP.

INTRODUCTION

      Dodger Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation (“Alloy”), hereby offers to purchase all of the outstanding shares (the “Shares”) of Class A common stock, par value $0.01 per share (the “Common Stock”) of dELiA*s Corp., a Delaware corporation (“dELiA*s”), at a price of $0.928 per Share, without interest thereon, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the “Offer”). The Offer to Purchase is being made for the Shares and the associated share purchase rights that attach to the Shares (the “Rights”) which Rights will be acquired by Purchaser in the Offer along with the Shares for no additional consideration.

      The Offer is being made pursuant to an Acquisition Agreement (the “Acquisition Agreement”), dated as of July 30, 2003, by and among Alloy, Purchaser and dELiA*s. The Acquisition Agreement provides that, among other things, on the second business day after the satisfaction or, if permissible, waiver of the conditions set forth in the Acquisition Agreement, including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the “consummation” or “completion” of the Offer) and the adoption of the Acquisition Agreement by the stockholders of dELiA*s (the “Stockholders”) (if required by applicable law) in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into dELiA*s (the “Merger”). Following consummation of the Merger, dELiA*s will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly owned subsidiary of Alloy. The purpose of the Offer and the Merger is to facilitate the acquisition by Alloy of all of the Shares for cash and thereby enable Alloy to own 100% of the Shares. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time held by the Stockholders (other than Shares held by dELiA*s (as treasury stock), Alloy, Purchaser and any other wholly owned subsidiary of Alloy) will be canceled and, subject to appraisal rights of dissenting Stockholders under the DGCL, converted automatically into the right to receive $0.928 in cash or, in the event any higher price is paid in the Offer, such higher price (the “Merger Consideration”), without interest. The Acquisition Agreement is more fully described in Section 11 “Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholder Support Agreement.” Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters’ procedures set forth in the DGCL will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. DISSENTERS’ RIGHTS ARE AVAILABLE ONLY IN CONNECTION WITH THE MERGER AND NOT IN CONNECTION WITH THE OFFER. SEE SECTION 12 “PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE SURVIVING CORPORATION; STOCKHOLDER APPROVAL AND APPRAISAL RIGHTS.”

      THE BOARD OF DIRECTORS OF dELiA*s HAS APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY, THE “TRANSACTIONS”), HAS DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, AND HAS RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

      dELiA*s has advised Alloy and the Purchaser that Peter J. Solomon Company, L.P., dELiA*s financial advisor (“Peter Solomon”), has delivered to dELiA*s its written opinion, dated July 30, 2003, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the Stockholders pursuant to each of the Offer and the Merger is fair, from a financial point of view, to the Stockholders. A copy of the written opinion of Peter Solomon is contained in dELiA*s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the

Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which is being furnished to the Stockholders concurrently with this Offer to Purchase. Stockholders are urged to carefully read the full text of the Schedule 14D-9, including Peter Solomon’s written opinion, which is included in that document in its entirety.

      Concurrently with the execution of the Acquisition Agreement, Alloy and Purchaser entered into a Tender and Stockholder Support Agreement, dated as of July 30, 2003 (the “Tender Agreement”), with Stephen I. Kahn and Geraldine Karetsky (the “Supporting Stockholders”). As of July 30, 2003, the Supporting Stockholders collectively have voting and dispositive control over 18,726,326 Shares, representing approximately 35% of the outstanding Shares. Pursuant to the Tender Agreement, the Supporting Stockholders have each agreed, among other things, to tender all their Shares pursuant to the Offer and to vote their Shares in favor of the Merger.

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK WHICH CONSTITUTES NOT LESS THAN A MAJORITY OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN THE ACQUISITION AGREEMENT) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, AS DESCRIBED IN SECTION 14 “CONDITIONS OF THE OFFER.” EITHER ALLOY OR PURCHASER, IN ITS DISCRETION, MAY WAIVE THESE CONDITIONS.

      The consummation of the Merger is subject to the satisfaction of certain conditions, including the adoption of the Acquisition Agreement by the affirmative vote of the holders of more than fifty percent (50%) of all the votes entitled to be cast by the holders of the outstanding Shares. Under the DGCL and pursuant to dELiA*s’ certificate of incorporation, as amended, the affirmative vote of the holders of more than fifty percent (50%) of all the votes entitled to be cast by the holders of the outstanding Shares is the only vote that would be necessary to adopt the Acquisition Agreement at any required meeting of Stockholders.

      If Purchaser acquires at least 90% of the then issued and outstanding Shares, then pursuant to Section 253 of the DGCL, Purchaser’s board of directors will be able to adopt a plan of merger to effect the Merger without a vote of Stockholders (a “Short-Form Merger”). If Purchaser does not acquire at least 90% of the then issued and outstanding Shares, a vote of the Stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. Alloy, Purchaser and dELiA*s have agreed to use commercially reasonable efforts to take all necessary, proper and advisable action to cause the Merger to become effective.

      Subject to the terms and conditions of the Acquisition Agreement, including the parties’ rights to terminate the Acquisition Agreement, Alloy and Purchaser may, in their sole discretion, at any time or from time to time, extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares.

      Purchaser may, without the consent of dELiA*s, elect to provide a “subsequent offering period” of up to twenty (20) business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”). Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they were tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered, nor any of the Shares that were tendered during the subsequent offering period.

      ACCORDING TO dELiA*s, AS OF JULY 25, 2003, THERE WERE 53,438,809 SHARES ISSUED AND OUTSTANDING, HELD BY APPROXIMATELY 500 HOLDERS OF RECORD, AND

547,994 SHARES PRESUMED TO BE ISSUABLE UPON THE NET EXERCISE OF OUTSTANDING VESTED STOCK OPTIONS AND WARRANTS. BASED ON THE ISSUED AND OUTSTANDING SHARES AS OF JULY 25, 2003, AND THE OPTIONS AND WARRANTS VESTED PRIOR TO THE EFFECTIVE TIME, THE MINIMUM CONDITION WOULD BE SATISFIED IF AT LEAST 26,993,402 SHARES ARE TENDERED IN THE OFFER AND NOT WITHDRAWN PRIOR TO THE CLOSE OF THE OFFER. BASED ON THE NUMBER OF ISSUED AND OUTSTANDING SHARES (WHICH NUMBER IS SUBJECT TO INCREASE UPON THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS), PURCHASER WOULD BE ABLE TO EFFECT A SHORT-FORM MERGER IF 48,094,928 SHARES ARE OWNED BY PURCHASER UPON CONSUMMATION OF THE OFFER.

      Tendering Stockholders who tender Shares directly will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering Stockholder or other payee who fails to complete and sign the Substitute Form W-9 (or as applicable, Form W-8BEN) included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 28% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as Depositary (the “Depositary”) and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”) in connection with the Offer. See Section 16 “Fees and Expenses.”

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn on or prior to the Expiration Date (as herein defined). The term “Expiration Date” means 12:00 midnight, New York City time, on September 3, 2003, unless and until Purchaser, in accordance with the terms of the Acquisition Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the time and date on which the Offer, including any extensions of the Offer, expires.

      Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Acquisition Agreement), at any time, (1) to extend for any reason the period of time during which the Offer is open, (2) to terminate the Offer and not accept for payment, or to delay the acceptance for payment of, and any payment for, any tendered Shares, as a result of any of the conditions referred to in Section 14 “Conditions of the Offer” having not been satisfied or upon the occurrence of any of the events specified in Section 15 “Certain Legal Matters and Regulatory Approvals” and (3) to waive any condition of the Offer; in each case by giving oral or written notice of such delay or waiver to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his Shares.

      Each of Purchaser and Alloy also expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of dELiA*s, no change in the Offer may be made which increases the Minimum Condition, decreases the Offer Price, reduces the number of Shares to be sought in the Offer, or imposes additional conditions to the Offer other than those set forth below under Section 14 “Conditions of the Offer.”

      Subject to the terms and conditions of the Acquisition Agreement, including the parties’ rights to terminate the Acquisition Agreement, Alloy and Purchaser may, in their sole discretion, at any time or from time to time, extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw their Shares. See Section 4 “Withdrawal Rights.”

      Purchaser may also, without the consent of dELiA*s, elect to provide a “subsequent offering period” for up to twenty (20) business days in accordance with Rule 14d-11 under the Exchange Act. Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which the Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw Shares previously tendered in the Offer and Stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

      Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

      If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will disseminate additional tender offer materials and will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

      Subject to the terms of the Acquisition Agreement, if, prior to the Expiration Date, Purchaser should increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all Stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten (10) business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      dELiA*s has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

2.	Acceptance for Payment and Payment for Shares

      Upon the terms and subject to satisfaction of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. If Purchaser decides to include a subsequent offering period, Purchaser will accept for payment and promptly pay for all validly tendered shares as they are received in the subsequent offering period.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) unless the Shares are held in book-entry form with American Stock Transfer & Trust Company, the certificates representing tendered Shares (the “Certificates”) or timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to Section 3 “Procedure for Tendering Shares,” (b) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent’s Message (as defined in Section 3 “Procedure for Tendering Shares”) in connection with a book-entry transfer, and (c) all other documents required by the Letter of Transmittal.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Payment for each Share accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for the tendering Stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering Stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in Section 4 “Withdrawal Rights” and as otherwise required by

Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price paid by Purchaser for tendered Shares, regardless of any delay in making such payment.

      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Certificates are submitted evidencing more Shares than are tendered or accepted for payment, Certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 “Procedure for Tendering Shares,” such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as promptly as practicable following expiration or termination of the Offer.

      Purchaser reserves the right to assign, in whole or from time to time in part, to Alloy or to any direct or indirect subsidiary of Alloy the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer or the Acquisition Agreement and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Tendering Shares

      Valid Tender of Shares. In order for a holder of Shares to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and all other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, and, unless the Shares are held in book-entry form with American Stock Transfer & Trust Company, either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by the Depositary, including an Agent’s Message if the tendering Stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

      THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with all required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and all other required documents, must, in any case, be received by the Depositary prior to the Expiration Date at one or more of its addresses set forth on the back cover of this Offer to Purchase, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

      Signature Guarantees. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares and such registered holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution (as defined below). Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). See Instructions 1 and 5 of the Letter of Transmittal. In addition, if a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Certificates surrendered, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder’s Certificates evidencing such Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are satisfied:

(a) the tender is made by or through an Eligible Institution (as described above under “Signature Guarantees”);

(b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

(c) the Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with all required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and all other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq National Market (“Nasdaq”) is open for business.

      Any Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) unless the Shares are held in book-entry form with American Stock Transfer & Trust Company, Certificates for (or a timely Book-Entry Confirmation, if available) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (c) all other documents required by the Letter of Transmittal. Accordingly, tendering Stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price paid by Purchaser for tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for, such Shares may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser and Alloy also reserve the absolute right, in their sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders. No tender of specific Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, Alloy, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

      Appointment of Proxy. By executing a Letter of Transmittal as set forth above, a tendering Stockholder irrevocably appoints designees of Purchaser as such Stockholder’s proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser (and with respect to all other Shares or other securities issued or issuable in respect of such Shares) on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective if, when, and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such Stockholder will be revoked, and no subsequent proxies may be given nor any subsequent written consent executed by such Stockholder (and, if given, will not be deemed effective) with respect thereto. Purchaser’s designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

      The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

      Other Requirements. Purchaser’s acceptance for payment of the Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

      TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER’S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 (OR AS APPLICABLE, FORM W-8BEN) IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 28% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

4.	Withdrawal Rights

      Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 6, 2003. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the serial numbers shown on the particular Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

      All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Alloy, Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

      Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

5.	Certain Federal Income Tax Consequences of the Offer and the Merger

      The following is a general summary of certain United States federal income tax consequences relevant to a beneficial holder of Shares whose Shares are: (i) tendered and accepted for payment pursuant to the Offer, or (ii) converted to cash in the Merger (each, a “Holder”). The following discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion does not discuss all aspects of United States federal income taxation which may be important to particular Holders in light of their individual circumstances, such as Holders who do not hold the Shares as “capital assets” within the meaning of Section 1221 of the Code, Holders who acquired their Shares as qualified small business stock under Section 1202 of the Code, Holders who acquired their Shares through the exercise of options or otherwise as compensation, Holders who hold their Shares as part of an integrated investment, including a straddle, Holders who have entered into a constructive sale of their Shares under the Code, or Holders subject to special tax rules (e.g., foreign persons, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, etc.). In addition, this discussion does not address state, local or foreign tax consequences.

      BECAUSE INDIVIDUAL CIRCUMSTANCES MAY VARY, EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND OTHER TAX CONSEQUENCES OF THE OFFER AND MERGER, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY CHANGES IN SUCH LAWS.

Taxable Sale

      Receipt of Cash Pursuant to the Offer. The receipt of cash in exchange for tendering Shares pursuant to the Offer will result in a taxable sale of the Shares by a Holder. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and the Holder’s adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time of the sale, the Shares have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains are generally subject to a maximum federal income tax rate of 15% for noncorporate taxpayers and short-term capital gains are subject to tax at ordinary income tax rates. Capital losses, however, are deductible by a non-corporate taxpayer only to the extent of capital gains plus up to $3,000 of ordinary income. Any excess capital loss, however, may be carried over to a later tax year until the loss is exhausted.

      Receipt of Cash Pursuant to the Merger. Similar to the discussion above regarding the tax treatment of Shares tendered in the Offer, the receipt of cash in the Merger will result in a taxable sale of the Shares by a Holder. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such Holder’s adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time of the Merger, the Shares then exchanged have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains are generally subject to a maximum federal income tax rate of 15% for noncorporate taxpayers and short-term capital gains are subject to tax at ordinary income tax rates. Capital losses, however, are deductible by a non-corporate taxpayer only to the extent of capital gains plus up to $3,000 of ordinary income. Any excess capital loss, however, may be carried over to a later tax year until the loss is exhausted.

      Dissenters. A Stockholder who exercises dissenters’ rights with respect to such Stockholder’s Shares and receives payment for such Shares in cash will generally recognize capital gain or loss, measured by the difference between the amount of cash received and the Stockholder’s adjusted tax basis in such Shares.

      Backup Withholding. Federal income tax laws require that, to avoid backup withholding in an amount equal to 28% of the “reportable payments,” each Holder must provide its correct taxpayer identification number on Form W-9 (or as applicable, Form W-8BEN) and certify exemption from backup withholding. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the Holder subject to backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the Holder upon filing an income tax return.

6.	Price Range of Shares; Dividends

      As of the date hereof, the Shares are listed on Nasdaq under the ticker symbol “DLIA.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Common Stock as reported by Nasdaq during the periods indicated:

Fiscal Year	High	Low

Fiscal Year ended February 2, 2002:
First Quarter	$5.250	$2.281
Second Quarter	8.000	2.950
Third Quarter	7.100	3.600
Fourth Quarter	8.050	4.900
Fiscal Year ended February 1, 2003:
First Quarter	$8.100	$5.500
Second Quarter	7.450	2.950
Third Quarter	3.480	0.300
Fourth Quarter	1.000	0.230
Fiscal Year ending January 31, 2004:
First Quarter	$0.520	$0.220
Second Quarter (through August 5, 2003)	1.070	0.320

      dELiA*s has never declared nor paid cash dividends on its Common Stock. In addition, under the Acquisition Agreement, dELiA*s is prohibited from paying or declaring dividends in respect to its Common Stock without the prior written consent of Alloy.

      On July 30, 2003, the last trading day before dELiA*s announced that it had entered into the Acquisition Agreement, the closing price of dELiA*s’ Common Stock reported on Nasdaq was $0.79 per Share. On August 5, 2003, the closing price of the Shares on Nasdaq was $0.903 per Share. Stockholders are urged to obtain a current market quotation for the Shares before making a decision with respect to the Offer.

7.	Effect of the Offer on Market for the Shares, Stock Market Quotation and Exchange Act Registration

      Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than the Purchaser. Alloy and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

      Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet Nasdaq’s standards for continued listing. The Shares would not meet the criteria for continued listing on Nasdaq, if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares falls below $5 million, the number of round lot stockholders falls below 400 or less than two market makers for the Shares remain. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of the Shares may be discontinued by Nasdaq. In this event, the market for the Shares would be adversely affected. In the event the Shares were no longer listed on Nasdaq, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations could be reported through other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

      In addition, dELiA*s recently was not in compliance with the $1.00 minimum bid price listing requirement for continued listing on Nasdaq and has been notified by Nasdaq that if by September 23, 2003, dELiA*s fails to demonstrate a closing bid price of at least $1.00 per Share or more for a minimum of ten consecutive trading days, its Shares may be delisted from Nasdaq. dELiA*s has scheduled a meeting of its stockholders for September 9, 2003 to vote on proposals to effect either a 1-for-2, 1-for-3, 1-for-4 or 1-for-5 reverse stock split, as its board may elect, in an effort to raise the bid price for its stock to a level sufficient to meet the $1.00 minimum bid price listing requirement for continued listing on Nasdaq. dELiA*s may seek to postpone this meeting.

      Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of dELiA*s to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by dELiA*s to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to dELiA*s, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of dELiA*s and persons holding “restricted securities” of dELiA*s to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq.

      Purchaser’s Plans. Purchaser intends to cause dELiA*s to seek delisting of the Shares from Nasdaq and to cause dELiA*s to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

8.	Certain Information Concerning dELiA*s

      Except as otherwise stated in this Offer to Purchase, the information concerning dELiA*s contained herein has been taken from or is based upon reports and other documents on file with the SEC, was otherwise publicly available or was provided by dELiA*s. Alloy and Purchaser take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by dELiA*s to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Alloy or Purchaser.

      General. dELiA*s is a multichannel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. dELiA*s reaches its customers through the dELiA*s catalog, www.dELiAs.com and 65 dELiA*s retail stores. The address and phone number of dELiA*s’ principal executive offices are 435 Hudson Street, New York, New York 10014, (212) 807-9060.

      Available Information. dELiA*s is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. dELiA*s is required to disclose in such proxy statements certain information, as of particular dates, concerning dELiA*s’ directors and officers, their remuneration, stock options granted to them, the principal holders of dELiA*s’ securities and any material interest of such persons in transactions with dELiA*s. Such reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facility may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning Purchaser and Alloy

      Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is an indirect wholly owned subsidiary of Alloy. Alloy is a media, marketing services and direct marketing company targeting Generation Y, the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy’s business integrates direct mail catalogs, print media, websites, on-campus marketing programs, and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers. The principal executive offices of Purchaser and Alloy are located at 151 West 26th Street, 11th Floor, New York, New York 10001. The telephone number for Purchaser and Alloy is (212) 244-4307. Additional information concerning Alloy is set forth in the filings it has made with the SEC, and such filings may be obtained from the SEC in the manner set forth in Section 8 “Certain Information Concerning dELiA*s.”

      The name, citizenship, business address, principal occupation and five-year employment history of each of the directors and executive officers of Alloy and Purchaser are set forth in Schedule I to this Offer to Purchase. None of Alloy or Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      Except as provided in the Acquisition Agreement, and as otherwise described in this Offer to Purchase, none of Alloy or Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Alloy or Purchaser nor, to their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Acquisition Agreement.

      Except as provided in the Acquisition Agreement, and as otherwise described in this Offer to Purchase, (i) none of Alloy, Purchaser nor any of their respective subsidiaries nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of dELiA*s, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (ii) none of Alloy, Purchaser nor, to their knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with dELiA*s or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Purchaser or Alloy, or any of their respective subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and dELiA*s or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.	Source and Amount of Funds

      The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $50 million plus certain customary fees and expenses incurred in connection with the Offer and the Merger. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Alloy, and Alloy will obtain such funds from available working capital.

11.	Background of the Offer; Contacts with dELiA*s; the Acquisition Agreement; the Tender and Stockholder Support Agreement

      Background of the Offer; Contacts with dELiA*s. Neither Alloy nor Purchaser assumes responsibility for the accuracy or completeness of any information contained herein regarding dELiA*s discussions with any person, other than Alloy, Purchaser, and their representatives, or regarding any matters involving dELiA*s or its board of directors, other than matters in which Alloy, Purchaser or their representatives directly participated. All such information has been provided to Alloy and Purchaser by dELiA*s for inclusion herein.

      In July 2001, dELiA*s retained Lazard Freres & Co. LLC to serve as dELiA*s’ investment banker in connection with various types of potential transactions, including, without limitation, any acquisition, recapitalization, divestiture, sale, spinoff, stock repurchase, joint venture or leveraged buyout. A variety of introductions were made by Lazard, none of which resulted in acquisition proposals for dELiA*s. The retention of Lazard was terminated on October 1, 2002.

      On October 16, 2002, dELiA*s retained Peter Solomon to act as dELiA*s’ exclusive financial advisor to assist in the evaluation of strategic alternatives for dELiA*s and to maximize stockholder value, with a view toward a sale of dELiA*s or the infusion of additional capital in the form of equity or debt sufficient to enable dELiA*s to continue as an independent going concern.

      On October 21, 2002, dELiA*s announced that it had amended its financing arrangements with Wells Fargo Retail Finance, LLC (“Wells Fargo”) to enable dELiA*s to continue borrowing under its credit facility (the “Credit Facility”).

      In late October 2002, dELiA*s prepared, with assistance from Peter Solomon, a confidential memorandum (the “Confidential Memorandum”), which contained a description of dELiA*s’ business as well as certain financial information. From October 2002 through December 2002, Peter Solomon and the Company contacted 56 potential parties, including Alloy, about the possibility of acquiring dELiA*s or entering into another strategic transaction. dELiA*s signed confidentiality agreements with a number of such parties, providing them with access to the Confidential Memorandum and additional information about dELiA*s, as well as the ability to meet with management. Alloy executed such a Confidentiality Agreement on November 27, 2002.

      In November 2002, a cash concentration trigger event occurred under the terms of the Credit Facility. dELiA*s was able to amend the Credit Facility on December 18, 2002.

      On December 12, 2002, dELiA*s’ board met (with Peter Solomon in attendance) to discuss, among other things, the status of discussions with parties potentially interested in engaging in financing or strategic transactions with dELiA*s, including Alloy. Peter Solomon reviewed in detail the process that resulted in the expression of interest from Alloy (and expressions of interest from others). dELiA*s board considered a number of factors, including the difficulty of separating the retail business from the direct marketing business, and determined not to pursue the proposed sale of its direct marketing business (without its retail business) to Alloy, while directing management to pursue discussions with other interested parties regarding their expressions of interest.

      In accordance with the instructions of Peter Solomon, in December 2002 a number of parties, including Alloy, submitted non-binding expressions of interest in potential financing and strategic transactions with dELiA*s, but no party, including Alloy, submitted an expression of interest in acquiring the entire company. On December 18, 2002, Alloy sent Peter Solomon its proposal to acquire dELiA*s’ catalog, website, related database and other direct marketing businesses, but not its retail business, for $50 million in cash. Peter Solomon engaged in preliminary discussions with Alloy with respect to this proposal.

      On February 24, 2003, dELiA*s entered into an agreement with JLP Daisy LLC, a Schottenstein Stores Corporation affiliate, to license the dELiA*s brand on an exclusive basis for wholesale distribution in certain categories of products, including apparel, home furnishings, cosmetics and accessories (the “License Transaction”). Group 3 Design Corp. was retained to manage these dELiA*s-branded licensing activities, focusing on the distribution of dELiA*s-branded products primarily in mid- and upper-tier department stores. JLP Daisy advanced dELiA*s $16.5 million in cash against future royalties generated from the licensing venture. dELiA*s also entered into further amendments to its Wells Fargo credit facility to facilitate this transaction.

      Following the License Transaction, dELiA*s continued to pursue opportunities to raise capital in private transactions in order to ease concerns regarding dELiA*s’ liquidity, arising in part from operations and in part from the pending maturity of the $2.9 million mortgage (the “Mortgage”) on dELiA*s’ Pennsylvania warehouse/distribution facility. Peter Solomon contacted a number of parties on dELiA*s’ behalf, with no success. dELiA*s delayed the filing of its Annual Report on Form 10-K to the latest possible time in order to resolve the situation without qualifying its financial statements regarding its ability to continue as a going concern.

      On April 25, 2003, dELiA*s board met (with Peter Solomon and Proskauer Rose LLP, dELiA*s outside legal counsel (“Proskauer”)) to discuss several possible financing and strategic transactions. Proskauer reviewed the fiduciary responsibilities of dELiA*s board in connection with considering such transactions, as well as the general process involved with such transactions, and the likely need to amend the Rights Agreement to allow for such transactions.

      On May 12, 2003, with no other alternatives available, certain of dELiA*s’ officers and directors (including Messrs. Kahn, Edgar and Guillemin and Ms. Karetsky) invested an aggregate of $2.7 million to acquire 7,297,298 shares of Common Stock, at a price of $0.37 per share, constituting a $0.01 premium over the closing price on the day prior to the transaction (the “Equity Investment”).

      Contemporaneously with the consummation of the Equity Investment, dELiA*s completed a transaction to alleviate its concerns regarding the pending maturity of the Mortgage. To resolve this problem, dELiA*s obtained a stand-by commitment in the form of a put option from the same investors who made the Equity Investment. The commitment was intended to allow dELiA*s to sell the property to the investors for a sum sufficient to satisfy the outstanding Mortgage solely in the event that the Mortgage was not refinanced, extended or satisfied through a sale-leaseback arrangement prior to its August 6, 2003 maturity date. In consideration for the grant of the put option, dELiA*s issued warrants to the investors, exercisable for an aggregate 600,000 shares of Common Stock at the same one-cent premium of $0.37 per share.

      The issuance of the Common Stock and warrants was approved by the audit committee of dELiA*s’ board (composed solely of three non-employee directors, and excluding the investor/directors) on May 11, 2003 for all purposes including to confirm exemption of the acquisition of such Common Stock from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder.

      dELiA*s concurrently continued to explore opportunities to obtain additional financing capital through a sale-leaseback or other refinancing transaction relating to its Pennsylvania warehouse/distribution facility.

      On May 14, 2003, Douglas Platt, a member of dELiA*s board, had dinner with Matthew C. Diamond, the Chairman and CEO of Alloy, during which Mr. Diamond inquired whether there might be interest in a transaction between Alloy and dELiA*s. Mr. Platt stated that there could be, and that if Mr. Diamond and Alloy had interest, they should contact Mr. Guillemin.

      On May 15, 2003, Mr. Diamond contacted Mr. Guillemin to inquire whether dELiA*s had any interest in a merger with Alloy. On May 27, 2003, Messrs. Kahn, Edgar and Guillemin met with Messrs. Diamond, James K. Johnson, Alloy’s Chief Operating Officer, and Samuel A. Gradess, Alloy’s Chief Financial Officer, to discuss the potential for a business combination.

      On May 30, 2003, Lehman Brothers, Inc. (“Lehman”), Alloy’s financial advisor, and Peter Solomon met to discuss the possibility of such a combination. On June 2, 2003, Lehman and Peter Solomon met again to continue discussions regarding the status of dELiA*s’ business, the status of Alloy’s business, and the potential benefits of bringing the merchandising businesses together under various transaction structures.

      On June 4, 2003, Messrs. Kahn, Guillemin and Edgar and Messrs. Diamond, Johnson and Gradess met again to continue their discussions regarding a potential business combination. On June 5, 2003, Alloy and dELiA*s entered into a confidentiality agreement relating to Alloy’s confidential information that would be provided to the parties and their advisors as part of any due diligence investigation.

      From June 4, 2003 through June 20, 2003, Lehman and Peter Solomon continued to discuss alternatives relating to a proposed business combination.

      On June 18, 2003, Alloy’s board held a meeting, with Lehman in attendance, at which it discussed the status of the discussions with dELiA*s and various alternatives for, and consideration for, an acquisition of dELiA*s by Alloy. Following such meeting, Alloy informally proposed to acquire dELiA*s for aggregate consideration of $70 million, comprised of (a) $40 million delivered, at Alloy’s sole discretion, in the form of (x) Alloy common stock valued at $6.15 per share, (y) cash or (z) any combination of such stock and cash, plus (b) $30 million par value of Alloy’s newly issued 10% senior subordinated notes, which notes were to be unsecured and to mature in no more than 5 years from issuance.

      Also on June 18, 2003, representatives of dELiA*s, including Thomas Murphy, dELiA*s’ Senior Vice President, and Ed Taffet, dELiA*s’ General Counsel, together with representatives of Peter Solomon, Proskauer and Ernst & Young LLP, dELiA*s’ accountants, held a telephone conference with representatives of Alloy, including Gina DiGioia, Alloy’s General Counsel, and Andrew Pozatek, Alloy’s Director of Corporate Development, together with representatives of Lehman, Katten Muchin Zavis Rosenman, Alloy’s outside legal counsel (“KMZ Rosenman”) and KMPG LLP, Alloy’s auditors (“KPMG”), to discuss timing, due diligence and related matters.

      On June 20, 2003, Alloy submitted to dELiA*s a non-binding proposal, which was subject to, among other things, due diligence and Alloy board approval, offering to acquire all of dELiA*s’ Common Stock for aggregate consideration of $70 million, comprised of (a) $5 million in cash, (b) $35 million delivered, at Alloy’s sole discretion, in the form of (x) Alloy common stock valued at $6.15 per share, (y) cash, or (z) any combination of such stock and cash, and (c) $30 million par value of Alloy’s 10% senior subordinated notes.

      Upon receiving Alloy’s proposal, dELiA*s instructed Peter Solomon to contact nine other parties that were selected on the basis of a number of factors, including perceived interest in dELiA*s based on Peter Solomon’s prior contacts with them (during the October to December 2002 process), familiarity with dELiA*s’ business and the financial ability to consummate an acquisition without financing. One of these parties requested an updated Confidential Memorandum, but ultimately none of these parties submitted an acquisition or investment proposal.

      During the time that Peter Solomon was making these inquiries, on June 23, 2003, dELiA*s’ board met (with Peter Solomon and Proskauer in attendance) to evaluate Alloy’s proposal, as well as the status of possible alternatives. The board determined that it was appropriate to pursue discussions with Alloy regarding a $70 million transaction, but that the form of consideration needed to be evaluated, including such factors as timing, valuation and due diligence of Alloy and tax implications.

      From June 18, 2003 to July 6, 2003, Alloy conducted its due diligence investigation of dELiA*s, including as to financial, accounting and legal matters. From July 1 to July 6, 2003, KMZ Rosenman provided representatives of dELiA*s with a draft merger agreement, as well as drafts of related transaction agreements, including a voting agreement proposed to be entered into by certain of dELiA*s’ stockholders, an option agreement proposed to be entered into between dELiA*s and Alloy pursuant to which Alloy would be granted an option to purchase up to 19.9% of dELiA*s’ Common Stock, a form of senior subordinated note and a form of indenture.

      On July 2, 2003, dELiA*s board met, with Peter Solomon and Proskauer in attendance, to review the progress of discussions with Alloy, as well as alternatives. The board considered the unresolved issues relating to Alloy’s proposal, as well as the need for due diligence regarding Alloy (in light of the substantial non-cash consideration), and appointed one of its members, Mr. Douglas Platt, to conduct the due diligence and, together with management, ongoing discussions with Alloy. The board also instructed Peter Solomon to recanvass the parties selected in June for possible investment. No specific proposals, other than inquiries, were received from any party other than Alloy.

      On July 3, 2003, Alloy’s board held a meeting, with Lehman and KMZ Rosenman in attendance, at which Alloy’s management and Lehman reviewed for the board the status of the discussions with dELiA*s and discussed the status of Alloy’s due diligence investigation of dELiA*s. The board discussed its and management’s concerns with the status of dELiA*s retail operations and performance and the effect such results could have on the board’s interest in proceeding with a transaction at the price outlined in Alloy’s June 20, 2003 non-binding letter. Alloy’s board then authorized management to continue such discussions with dELiA*s and its representatives, but directed that management seek a significant reduction in the aggregate consideration to be offered.

      dELiA*s board met again on July 6, 2003 to review the open transaction issues, and determined that while significant issues, including the lack of due diligence on Alloy, the tax implications of the non-cash consideration and other matters, remained, no other proposals had surfaced, and dELiA*s should continue discussions with Alloy.

      On July 7, 2003, Mr. Diamond contacted Mr. Kahn to indicate that Alloy’s board had met on July 3, 2003 to review the results of Alloy’s due diligence review of dELiA*s and the status of the transaction, and had determined to reduce in a material way its aggregate offer price (to a price between $54 million and $58 million, depending on the mix of cash, Alloy common stock and notes. Mr. Diamond outlined a number of alternative transaction structures, but indicated that he did not have Alloy board approval to offer them. Mr. Kahn noted a number of objections to the methodology Mr. Diamond reported had been used by Alloy to determine the reduced offer price. Mr. Kahn further responded that while he would present the change to dELiA*s board, he did not believe it would be accepted, and that in any event, dELiA*s board would only respond to a proposal that had already been approved by Alloy’s board. Mr. Platt and Mr. Diamond had several subsequent conversations, but they did not result in any formal proposal.

      On July 10, 2003, Alloy’s board met and determined, in light of its and Alloy’s management’s concerns over valuation and their inability to reach agreement with dELiA*s on a reduced consideration, to terminate all discussions with dELiA*s regarding the proposed acquisition.

      On July 14, 2003, dELiA*s board met, and Mr. Kahn reported on the July 7, 2003 discussion with Mr. Diamond, and the revised proposal, which was not acceptable to dELiA*s board. Mr. Kahn also reported on the discussions with other potential sources of equity investment, as well as dELiA*s’ ongoing operations. Mr. Platt reported that his conversations with Mr. Diamond after July 7, 2003 had not resulted in any further increase in the cash component of the consideration (in light of the reduction in overall face value). He did report that he had been advised by Mr. Diamond that Alloy had determined not to proceed with the acquisition, and to proceed instead with a private offering of convertible debt.

      Also on July 14, 2003, Alloy announced an offering of $60 million in principal amount of its convertible senior debentures due 2023 to one or more qualified institutional buyers pursuant to Rule 144A under the Securities Act. On July 17, 2003, Alloy announced that it had priced $65 million in principal amount of its convertible senior debentures due 2023 at an annual interest rate of 5.375% per annum, which debentures would be convertible into shares of Alloy’s common stock at an exercise price of $8.375 per share. Alloy subsequently announced that the sale of the debentures was consummated on July 23, 2003.

      During this period, dELiA*s continued to pursue alternative potential sources of equity investment, as well as opportunities to refinance its warehouse/ distribution facility (and create net refinancing proceeds for dELiA*s). On July 18, 2003, dELiA*s board held a meeting to review alternatives. Mr. Platt reported that there had been no further contact with Alloy since the last meeting.

      On July 23, 2003, Mr. Diamond contacted Mr. Platt to inquire whether dELiA*s had any interest in re-opening negotiations with Alloy regarding an acquisition of dELiA*s. At Alloy’s regularly scheduled board meeting on July 24, 2003, which KMZ Rosenman attended, Mr. Diamond appraised the board of his contact with Mr. Platt and Mr. Platt’s indication that dELiA*s would be interested in reopening negotiations. The board discussed the status of the prior due diligence investigation and several consideration alternatives, and the board authorized Alloy’s management to reopen negotiations with dELiA*s regarding a proposed acquisition of dELiA*s by Alloy. Following several subsequent conversations between Mr. Diamond and Mr. Platt on July 24 and 25, 2003, Alloy made a revised proposal for Alloy to acquire dELiA*s in a transaction in which a newly formed subsidiary of Alloy would be merged with and into dELiA*s (with dELiA*s surviving) for aggregate consideration of $58 million, comprised of $22 million in cash, $17 million in principal amount of Alloy’s senior subordinated notes with terms substantially similar to those described above and $19 million in shares of Alloy common stock valued at $6.80 per share.

      Alloy’s legal counsel provided revised drafts of the merger agreement and voting agreement to dELiA*s on July 25, 2003, together with drafts of agreements with Messrs. Kahn, Edgar and Guillemin regarding termination of their existing employment agreements and related matters (as described below), which were provided to them (and their counsel, Hogan & Hartson LLP). The parties then engaged in negotiations of the specific terms of the transaction documents.

      On July 28, 2003, Alloy’s board held a telephonic board meeting, with Lehman and KMZ Rosenman in attendance, to discuss the proposed merger. Alloy’s management and legal counsel reviewed the material terms of the merger agreement and voting agreement, including the termination provisions and break-up fees. The board then approved the terms and conditions of the proposed merger, subject to negotiation by management of final deal terms, including the final mix of consideration.

      In light of dELiA*s’ desire for certainty, to avoid continued risks relating to the need for liquidity (and the need for interim financing during the pendency of the transaction) and to avoid potentially adverse tax consequences from the delivery of a significant portion of the consideration other than in cash in a transaction in which dELiA*s’ stockholders would be required to pay tax on the full value of the consideration, on July 29, 2003, Mr. Platt asked Mr. Diamond whether Alloy would consider converting the transaction into an all-cash tender offer. After internal discussions, Mr. Diamond advised Mr. Platt that Alloy would be amenable to such a transaction, but initially did not specify a price.

      Mr. Diamond then informally canvassed Alloy’s board regarding dELiA*s request for an all cash consideration and subsequently advised that Alloy’s board would authorize either the $58 million transaction in cash, stock and notes or an all-cash transaction of $48 million. Mr. Platt advised that the minimum transaction value that dELiA*s could accept would be $50 million. After discussions between Mr. Platt and Mr. Diamond, and between Mr. Platt and Mr. Kahn, on July 30, 2003, Mr. Kahn agreed to defer (for the same five-year period proposed for the subordinated notes, and with the same 10% interest factor) the payments negotiated for him in respect of termination of his existing employment agreement (that were otherwise to be paid at closing), and Mr. Diamond advised Mr. Platt that a $50 million cash tender offer was acceptable.

      Thereafter, on July 30, 2003, dELiA*s’ board held a meeting to evaluate the proposed transaction with Alloy. At that meeting, prior to any board action, Proskauer reviewed dELiA*s board’s fiduciary duties and the material terms of the Acquisition Agreement, including the termination provisions and break-up fees, as well as the need to amend dELiA*s’ Rights Agreement to permit the transaction. Peter Solomon rendered to dELiA*s board an oral opinion (which opinion was confirmed by delivery of a written opinion dated July 30, 2003) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $0.928 net per share cash consideration to be received in the Offer and the Merger was fair, from a financial point of view, to the Stockholders. After further discussion, dELiA*s’ board approved the

Acquisition Agreement and other related agreements, and determined that the transaction was fair to and in the best interests of the Stockholders and declared it advisable. dELiA*s board also approved the amendment of the Rights Agreement to permit the consummation of the transaction, and specifically approved the transaction for purposes of exempting dispositions of dELiA*s securities from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 thereunder.

      That same day, Alloy’s board of directors acted by unanimous written consent to approve the Offer and the Merger, subject to resolution of outstanding issues and finalization of definitive documentation. Over the next several hours, legal counsel for each of dELiA*s and Alloy, together with legal counsel for Messrs. Kahn, Guillemin and Edgar, negotiated resolution of all remaining outstanding issues, including establishing a per share offer price of $0.928 per fully diluted share outstanding, and finalizing severance and employment arrangements for dELiA*s’ senior executive officers.

      The Acquisition Agreement and other related agreements were executed, effective as of July 30, 2003, and the transaction was announced publicly through press releases issued by each of dELiA*s and Alloy before the opening of trading in the Common Stock on Nasdaq on July 31, 2003.

      On August 6, 2003, in accordance with the Acquisition Agreement, the Purchaser commenced the Offer.

      The Acquisition Agreement and the Tender and Stockholder Support Agreement. The following is a summary of the Acquisition Agreement and the Tender and Stockholder Support Agreement, a copy of each of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Alloy with the SEC in connection with the Offer (the “Schedule TO”) and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Acquisition Agreement and the Tender and Stockholder Support Agreement. See Section 8 “Certain Information Concerning dELiA*s” and Section 17 “Miscellaneous” for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Acquisition Agreement have the respective meanings ascribed to them in the Acquisition Agreement.

The Acquisition Agreement

      The Offer. The Acquisition Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than August 6, 2003. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described below under the caption Section 14 “Conditions to the Offer.”

      Each of Purchaser and Alloy also expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of dELiA*s, no change in the Offer may be made which increases the Minimum Condition, decreases the Offer Price, reduces the number of Shares to be sought in the Offer, or imposes additional conditions to the Offer other than those set forth below under Section 14 “Conditions of the Offer.”

      Subject to the terms and conditions of the Acquisition Agreement, including the parties’ rights to terminate the Acquisition Agreement, Alloy and Purchaser may, in their sole discretion, at any time or from time to time, extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his Shares. See Section 4 “Withdrawal Rights.”

      Purchaser may also, without the consent of dELiA*s, elect to provide a “subsequent offering period” of up to twenty (20) business days in accordance with Rule 14d-11 under the Exchange Act. Pursuant to the rules of the SEC, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which the holders of the Shares could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw Shares previously tendered in the Offer and Stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

      Board Representation. The Acquisition Agreement provides that promptly upon the purchase of Shares by Purchaser pursuant to the Offer and from time to time thereafter, Alloy shall be entitled to designate up to such number of directors, rounded up to the next whole number on dELiA*s board, that equals the product of (i) the total number of directors on dELiA*s board (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by Alloy, Purchaser and their affiliates (including Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares, and dELiA*s shall upon request by Alloy, subject to the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly either increase the size of dELiA*s board (and shall, if necessary, amend dELiA*s’ bylaws to permit such an increase) or use its best efforts to secure the resignation of such number of directors as is necessary to enable Alloy’s designees to be elected to dELiA*s board and shall cause Alloy’s designees to be so elected; provided, however, that at all times prior to the Effective Time, dELiA*s board shall include at least two members who are not designees of Alloy. Promptly upon request by Alloy, dELiA*s will, subject to the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its best efforts to cause persons designated by Alloy to constitute the same percentage as the number of Alloy’s designees to dELiA*s board bears to the total number of directors on dELiA*s board on (i) each committee of dELiA*s board, (ii) each board of directors or similar governing body or bodies of each subsidiary of dELiA*s designated by Alloy and (iii) each committee of each such board or body.

      The Acquisition Agreement provides that dELiA*s shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to appoint Alloy’s nominees to its board and shall include in the Schedule 14D-9 or a separate Rule 14f-1 Statement provided to shareholders such information with respect to dELiA*s and its officers and directors as is required under Section 14(f) and Rule 14f-1.

      The Merger. The Acquisition Agreement provides that, upon its terms and subject to its conditions, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into dELiA*s. As a result of the Merger, the separate corporate existence of Purchaser will cease and dELiA*s will continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a Stockholder (other than any Dissenting Shares) will be converted into, and become exchangeable for the right to receive payment of an amount in cash, without interest, equal to the Offer Price. All Shares that are owned by dELiA*s as treasury stock, each share of Class B common stock of dELiA*s outstanding immediately prior to the Effective Time, and all Shares owned by Alloy or Purchaser will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.

      Pursuant to the Acquisition Agreement, at the Effective Time each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

      The Acquisition Agreement provides that after the Effective Time, the certificate of incorporation of dELiA*s, as in effect immediately prior to the Effective Time, will be amended in its entirety as provided in the Acquisition Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or under the DGCL. The Acquisition Agreement also provides that the bylaws of dELiA*s, as in effect immediately prior to the Effective Time, will be amended as provided in the Acquisition Agreement, and as so amended, will be the bylaws of the Surviving Corporation until thereafter amended as provided therein or under the DGCL.

      Directors and Officers of the Surviving Corporation. The Acquisition Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected and qualified or until the earlier of their resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Treatment of Options and Warrants

      Options Granted Under dELiA*s Stock Option Plans. The Acquisition Agreement provides that as soon as practicable following the date of the Acquisition Agreement, dELiA*s board and the Alloy board shall adopt such resolutions or take such other actions (if any) as may be required to effect the following:

(i) each dELiA*s stock option outstanding immediately prior to the Effective Time that is (a) vested and (b) exercisable for a share of Common Stock at an exercise price less than the Offer Price shall be, automatically and without further action of the holder thereof, deemed exercised on a net exercise basis (i.e., based on the difference between the Offer Price and the exercise price per share) and each share of Common Stock resulting from such net exercise shall be deemed outstanding for purposes of calculating the number of outstanding Shares;

(ii) each dELiA*s stock option outstanding immediately prior to the Effective Time that has not vested, but is exercisable for shares of Common Stock at an exercise price less than the Offer Price shall be amended and converted into an option to acquire, on the same terms and conditions (including vesting, limitations or transfer and exercisability) as were applicable under such dELiA*s stock option, a number of shares of Alloy common stock equal to the product of (A) the number of shares of Common Stock underlying such dELiA*s stock option and (B) the Option Exchange Ratio (as defined below), at an exercise price for each share of Alloy common stock (rounded to the nearest whole cent) determined by dividing (X) the per share exercise price for each share of Common Stock subject to such dELiA*s stock option, by (Y) the Option Exchange Ratio (as defined below). The term “Option Exchange Ratio” means the quotient obtained by dividing (A) the Offer Price, by (B) $6.99; and

(iii) each holder of a dELiA*s stock option in respect of a share of Common Stock outstanding immediately prior to the Effective Time, whether vested or unvested, which has an exercise price per share of Common Stock that is greater than or equal to the Offer Price shall receive a notice from dELiA*s at least twenty (20) days prior to the Closing Date indicating that all such options shall terminate at the Closing Date; provided, however, that during the period from the date on which such notice of termination is delivered to the Closing Date, each such holder shall have the right to exercise any such dELiA*s stock option, contingent upon the consummation of the Merger.

      Warrants. The Acquisition Agreement provides that the outstanding warrants to purchase up to 650,000 shares of Common Stock shall be amended to (i) permit the net-exercise thereof and (ii) provide for the cancellation thereof if not exercised prior to the Effective Time.

      Each of the outstanding warrants are vested and have an exercise price of less than $0.928 per share of Common Stock. Such outstanding warrants will be exercised for shares of Common Stock based on the amount by which $0.928 exceeds their exercise price per share, and each share of Common Stock issued upon such exchange will be exchanged, as soon as reasonably practicable following the Effective Time, for cash in the highest amount paid for a share of Common Stock pursuant to the Offer, which amount shall be at least $0.928 per share.

      Stockholders’ Meeting. The Acquisition Agreement provides that if a meeting of dELiA*s Stockholders (the “Stockholders Meeting”) is required to effect the Merger, dELiA*s shall prepare and file with the SEC a proxy statement relating to the meeting of dELiA*s’ Stockholders to be held in connection with the Merger (the “Proxy Statement”). As promptly as practicable after comments are received from the SEC on the preliminary proxy materials and after the furnishing by dELiA*s of all information required to be contained therein, dELiA*s shall mail the Proxy Statement to its Stockholders.

      Alloy has agreed to provide dELiA*s with the information concerning Alloy and Purchaser required to be included in dELiA*s Proxy Statement and to vote all of the shares of common stock of Purchaser then owned by it in favor of the adoption of the Acquisition Agreement.

      In the event that Purchaser or any subsidiary of Alloy acquires and owns of record at least 90% of the outstanding Shares and provided that the conditions set forth in Article VI of the Acquisition Agreement have been satisfied, Purchaser’s board of directors will be able to adopt a plan of merger to effect a Short-Form Merger.

      Conduct of Business. Pursuant to the Acquisition Agreement, during the period from the date of the Acquisition Agreement to the Effective Time, except as consented to in writing by Alloy or as specifically required or permitted by the Acquisition Agreement, dELiA*s shall, and shall cause its subsidiaries to, in all material respects, carry on their respective businesses, and continue all pricing, sales, receivables and payables practices, in the ordinary course consistent with past practice and comply with all applicable laws, rules and regulations in all material respects and use all commercially reasonable efforts to preserve their assets, brands, licenses and technology and their relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them as they exist on the date thereof.

      Without limiting the generality of the foregoing, during the period from the date of the Acquisition Agreement to the Effective Time, except as consented to in writing by Alloy, which consent shall not be unreasonably withheld or delayed, as set forth in dELiA*s disclosure schedule, or as specifically required or permitted by the Acquisition Agreement, dELiA*s shall not, and shall not permit any of its subsidiaries to, take any of the following actions, subject to certain exceptions: declare any dividends or distributions or redeem, repurchase or acquire any securities of any of its subsidiaries; split or reclassify any shares of its capital stock; issue, sell or deliver any of its securities; amend or propose to amend its certificate of incorporation or bylaws; acquire any assets of any other entity; sell, lease or otherwise transfer or place any lien upon any of its assets; incur debt, assume obligations of any other person, pledge shares or mortgage properties or make any loans or advances to any other person; authorize new capital expenditures not contemplated by its 2003 capital budget; pay or discharge material claims or liabilities; enter into or amend material contracts; enter into an agreement that contains any provision pursuant to which the transactions contemplated by the Acquisition Agreement could constitute a breach or result in a reduction in benefits to dELiA*s; enter into any contract which precludes assignment by dELiA*s of its rights thereunder; enter into, amend or terminate any stock option or employee benefit plan, labor agreement, employment agreement or change-in-control agreement; accelerate the vesting of stock options or benefits; maintain insurance at other than customary levels; take any action that would or reasonably could result in a breach of any representation or warranty of dELiA*s becoming untrue; commence any suit or other proceeding; revalue material assets or change accounting practices; engage in trade loading or other promotional practices; enter into real property leases or open new retail stores; or authorize or agree to take any of the foregoing actions. Notwithstanding the foregoing, dELiA*s shall not be required to obtain the consent of Alloy to (i) the refinancing, sale-leaseback, modification, amendment or termination of that certain Construction Loan Agreement, dated August 6, 1999, by and between dELiA*s and Allfirst Bank, or the related mortgage Note, dated August 6, 1999, from dELiA*s to Allfirst Bank, respecting dELiA*s’ warehouse facility in Hanover, Pennsylvania, provided that any such refinancing, sale-leaseback, modification, amendment or termination shall be consummated on terms substantially similar to those previously disclosed to Alloy, and in the case of a sale-leaseback transaction, would not result in an annual rental in excess of $650,000 in the first five years following the sale-leaseback transaction, (ii) dELiA*s’ reverse stock split to be effected to maintain dELiA*s’ listing on Nasdaq and any actions or transactions customarily associated therewith; provided that dELiA*s is required to use its commercially reasonable efforts to defer the date currently scheduled for such shareholders meeting until a date after the Closing Date, or (iii) the settlement of the class action lawsuits pending against dELiA*s and identified in dELiA*s filings under the Exchange Act with the SEC so long as the aggregate amount to be paid under any settlement does not exceed dELiA*s’ available insurance coverage applicable to such lawsuits.

      Access to Information. dELiA*s has agreed to, and has agreed to cause each of its subsidiaries to, afford to Alloy and to Alloy’s officers, employees, investment bankers, attorneys, accountants and other advisors and representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time or the termination of the Acquisition Agreement to all their respective properties, assets, books, contracts, commitments, directors, officers, employees, attorneys, accountants, auditors, other advisors and representatives and records and, during such period, dELiA*s shall, and shall cause each of its subsidiaries to, make available to Alloy on a prompt basis (i) a copy of each report, schedule, form, statement and other document filed or received by it during such period pursuant to the requirements of domestic or foreign

(whether national, federal, state, provincial, local or otherwise) laws and (ii) all other information concerning its business, properties and personnel as Alloy may reasonably request (including the financial and tax work papers), provided that Alloy shall not unreasonably interfere with dELiA*s’ business operations and dELiA*s may, in its discretion, limit Alloy’s access to dELiA*s’ merchandise buyers or designers or other employees whose work product dELiA*s reasonably wishes to keep confidential.

      Further Assurances. Upon the terms and subject to the conditions set forth in the Acquisition Agreement, each of Alloy, Purchaser and dELiA*s has agreed to use all commercially reasonable efforts to take, or cause to be taken, all actions, that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Acquisition Agreement, including using all commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI of the Acquisition Agreement to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, dELiA*s and dELiA*s board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Acquisition Agreement, the Merger or any of the other transactions contemplated thereby, use all commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by the Acquisition Agreement may be consummated as promptly as practicable on the terms contemplated by the Acquisition Agreement and otherwise to minimize the effect of such statute or regulation on the Acquisition Agreement, the Merger and the other transactions contemplated thereby. Notwithstanding the foregoing or any other provision of the Acquisition Agreement to the contrary, in no event shall Alloy, Purchaser or dELiA*s be required to agree or proffer to divest or hold separate, or take any other action with respect to, any of the material assets (whether tangible or intangible) or businesses of Alloy and its subsidiaries, taken as a whole, or dELiA*s and its subsidiaries, taken as a whole, and dELiA*s shall not, and shall not permit any of its subsidiaries to, take any such action with respect to any such assets or businesses without the express written consent of Alloy. dELiA*s and Alloy shall provide such assistance, information and cooperation to each other as is reasonably requested in connection with the foregoing and, in connection therewith, shall notify the other person promptly following the receipt of any comments from any governmental entity and of any request by any governmental entity for amendments, supplements or additional information in respect of any registration, declaration or filing with such governmental entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any governmental entity, on the other hand.

      dELiA*s has agreed to provide, and will cause its subsidiaries and its and their respective officers, employees and advisors to provide, all cooperation reasonably necessary in connection with (i) the arrangement of any financing to be consummated contemporaneous with or at or after the Closing in respect of the transactions contemplated by the Acquisition Agreement and (ii) certain matters set forth in dELiA*s disclosure schedule. In addition, in conjunction with the obtaining of any such financing or otherwise, dELiA*s agrees, at the request of Alloy, (i) to call for prepayment or redemption, or to prepay, repurchase, redeem and/or seek to renegotiate, as the case may be, any then existing indebtedness for borrowed money of dELiA*s; provided, however, that (x) no such prepayment, repurchase or redemption shall be required to be effective prior to the Effective Time and (y) Alloy and its subsidiaries (other than dELiA*s and its subsidiaries) shall provide to dELiA*s on a timely basis all the consideration used in connection with such prepayment, repurchase or redemption.

      Representations and Warranties. The Acquisition Agreement contains various customary representations and warranties of dELiA*s, Alloy and Purchaser, including representations as to the enforceability of the Acquisition Agreement. More specifically, dELiA*s’ representations and warranties include, but are not limited to, representations and warranties relating to dELiA*s’ organization, standing and power, its subsidiaries, its capital structure, its authority to enter into the Acquisition Agreement and consummate the transactions contemplated by the Acquisition Agreement, the accuracy of its filings with the SEC and its financial statements, the absence of certain changes or events, the absence of litigation, its material contracts, its compliance with laws, its benefit plans, employment agreements and labor matters, the absence of environmental matters, its taxes, its intellectual property and other properties, state takeover statutes and voting requirements, its rights agreement, its business practices, and its customers and suppliers.

      Indemnification of Officers and Directors. Alloy and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions arising or occurring at or prior to the Effective Time existing in favor of the current or former directors, officers, employees and agents of dELiA*s and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or similar organizational documents) shall be assumed and performed by the Surviving Corporation, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Alloy and Purchaser have further agreed that any existing indemnification agreements between dELiA*s and any current or former director, officer, employee or agent of dELiA*s or any of its subsidiaries shall be assumed and performed by the Surviving Corporation, without any further action, at the Effective Time and shall survive the Merger and continue in full force and effect in accordance with their terms.

      The Acquisition Agreement provides that in the event of any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, demand, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Acquisition Agreement, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of dELiA*s or any subsidiary of dELiA*s (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee, fiduciary or agent of dELiA*s or any subsidiary of dELiA*s, or is or was serving at the request of dELiA*s or any subsidiary of dELiA*s as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or (ii) with respect to the directors and officers of dELiA*s, the negotiation, execution or performance of the Acquisition Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time, Alloy, Purchaser and dELiA*s agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto. dELiA*s shall indemnify and hold harmless, and after the Effective Time, Alloy shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party (or, with respect to the obligation in clause (ii) above, the directors and officers of dELiA*s) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement (collectively, “Damages”) in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, demand, proceeding or investigation (whether asserted or arising before or after the Effective Time), dELiA*s, and after the Effective Time, Alloy shall cause the Surviving Corporation to, and the Surviving Corporation shall, promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party (or, with respect to the obligation in clause (ii) above, the directors and officers of dELiA*s), to the fullest extent permitted by applicable law. Notwithstanding the foregoing, indemnification and/or payment of expenses under the Acquisition Agreement shall only be required to the extent that the Damages are not ultimately covered by insurance and actually paid to the Indemnified Party pursuant to such insurance coverage.

      The Acquisition Agreement provides that for six years after the Effective Time, the Surviving Corporation shall, and Alloy shall cause the Surviving Corporation to, cause to be maintained in effect the existing directors’ and officers’ liability insurance and fiduciary insurance policies with an amount of coverage not less than one hundred percent (100%) of the amount of existing coverage and with at least the same scope of the existing coverage, or policies that are no less favorable to the Indemnified Parties, and with an amount of coverage not less than one hundred percent (100%) of the amount of existing coverage, than the policies which are currently maintained by dELiA*s, with respect to claims arising from facts or events which occurred at or before the Effective Time, so long as such policies are available for an annual premium which is no more than one hundred and fifty percent (150%) of the current annual premium for the existing policies;

provided, that if such policies are not available for an annual premium of no more than one hundred and fifty percent (150%) of the current annual premium, then policies in an amount and scope as great as can be obtained for an annual premium of one hundred and fifty percent (150%) of the current annual premium shall be obtained.

      Conditions to Each Party’s Obligation to Effect the Merger. Under the Acquisition Agreement, the obligation of each party to effect the Merger is subject to the satisfaction, or to the waiver by such party, on or prior to the Closing Date of the following conditions:

(i) the approval of holders of a majority of the votes represented by all the outstanding shares of Common Stock shall have been obtained;

(ii) if a Proxy Statement is to be utilized, no stop order or similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto;

(iii) any waiting period (and any extension thereof) applicable to the Merger under the HSR Act or any other applicable competition, merger control, antitrust or similar law or regulation shall have been terminated or shall have expired; and

(iv) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, “Legal Restraints”) that has the effect of preventing the consummation of the Merger shall be in effect.

      The Acquisition Agreement also provides that the obligation of Alloy and Purchaser to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following additional conditions:

(i) the representations and warranties of dELiA*s contained therein that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of dELiA*s contained therein that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Acquisition Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date;

(ii) dELiA*s shall have performed in all material respects all obligations required to be performed by it under the Acquisition Agreement at or prior to the Closing Date;

(iii) there shall not be pending any suit, action or proceeding brought by any governmental entity seeking (A) to restrain or prohibit the consummation of the Merger, (B) to prohibit or limit in any material respect the ownership or operation by dELiA*s, Alloy or any of their respective affiliates of a material portion of the business or assets of dELiA*s and its subsidiaries, taken as a whole, or Alloy and its subsidiaries, taken as a whole, or to require any such person to dispose of or hold separate any material portion of the business or assets of dELiA*s and its subsidiaries, taken as a whole, or Alloy and its subsidiaries, taken as a whole, as a result of the Merger, (C) to prohibit Alloy or any of its affiliates from effectively controlling in any material respect a material portion of the business or operations of dELiA*s or its subsidiaries, or (D) to impose material limitations on the ability of Alloy or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including the right to vote on all matters properly presented to the stockholders of dELiA*s;

(iv) there shall not be pending any suit, action or proceeding brought by any third party (other than a governmental entity) against dELiA*s or any of its subsidiaries that could reasonably be expected to succeed except for suits, actions or proceedings that individually or in the aggregate could not reasonably be expected to have a material adverse effect on dELiA*s;

(v) no Legal Restraint that has the effect of granting or implementing any relief referred to in clauses (B), (C) or (D) of paragraph (iii) above shall be in effect;

(vi) Alloy shall have received evidence, in form and substance reasonably satisfactory to it, that Alloy or dELiA*s shall have obtained all consents, approvals, authorizations, qualifications and orders of governmental entities required in connection with the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement (including consents to assignments of material contracts and material intellectual property) except for those the failure of which to be obtained individually or in the aggregate could not reasonably be expected to (A) restrain or prohibit the consummation of the Merger or (B) prohibit or limit in any material respect the ownership or operation or effective control by Alloy of a material portion of the business, operations or assets of dELiA*s and its subsidiaries, taken as a whole as in existence on the date of the Acquisition Agreement (other than with respect to assets disposed of in the ordinary course of business);

(vii) demands for payment of cash in respect to appraisal rights shall not have been received with respect to more than 5% of the outstanding shares of Common Stock;

(viii) the provisions of dELiA*s Rights Agreement and the Rights shall not apply to Alloy, Purchaser or any of their affiliates, individually or taken together, as a result of the Acquisition Agreement, the Tender Agreement or the transactions contemplated thereby, or to the Merger, and all dELiA*s Rights issued thereunder shall, immediately prior to the Effective Time, be canceled, void and of no further force or effect;

(ix) the Senior Credit Facility shall not have been terminated or the indebtedness thereunder accelerated without dELiA*s having entered into a replacement credit facility on substantially similar terms and conditions;

(x) the put granted to certain security holders of dELiA*s pursuant to that certain Put Option Agreement dated May 12, 2003 shall not have been exercised;

(xi) Alloy shall have received an opinion from the law firm of Proskauer Rose LLP, counsel to dELiA*s, effective as of the Closing Date, reasonably satisfactory to Alloy as to such matters as are customarily the subject of an opinion to the acquiring company by counsel for the acquired company in similar transactions; and

(xii) certain individuals specified in dELiA*s disclosure schedule shall have entered into (i) termination agreements and releases, (ii) employment or consulting agreements, (iii) confidentiality and non-competition agreements, and (iv) mutual and general releases.

      The Acquisition Agreement further provides that the obligation of dELiA*s to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(i) the representations and warranties of Alloy and Purchaser contained therein that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of dELiA*s contained therein that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Acquisition Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date;

(ii) Alloy and Purchaser shall have performed in all material respects all obligations required to be performed by them under the Acquisition Agreement at or prior to the Closing Date;

(iii) dELiA*s shall have received an opinion from the law firm of KMZ Rosenman, counsel to Alloy, dated the Closing Date, reasonably satisfactory to dELiA*s, as to such matters as are customarily the subject of an opinion to the acquired company by counsel for the acquiring company in similar transactions;

(iv) dELiA*s shall have received from Peter Solomon an opinion reasonably acceptable to dELiA*s, dated as of the date of the Acquisition Agreement, to the effect that the consideration to be received by the holders of dELiA*s Common Stock in the Merger is fair, from a financial point of view;

(v) certain individuals shall have entered into employment or consulting agreements;

(vi) there shall not be pending any suit, action or proceeding brought by any governmental entity seeking (A) to restrain or prohibit the consummation of the Merger, (B) to prohibit or limit in any material respect the ownership or operation by dELiA*s, Alloy or any of their respective affiliates of a material portion of the business or assets of dELiA*s and its subsidiaries, taken as a whole, or Alloy and its subsidiaries, taken as a whole, or to require any such person to dispose of or hold separate any material portion of the business or assets of dELiA*s and its subsidiaries, taken as a whole, or Alloy and its subsidiaries, taken as a whole, as a result of the Merger, (C) to prohibit Alloy or any of its affiliates from effectively controlling in any material respect a material portion of the business or operations of dELiA*s or its subsidiaries, or (D) to impose material limitations on the ability of Alloy or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including the right to vote on all matters properly presented to the stockholders of dELiA*s;

(vii) there shall not be pending any suit, action or proceeding brought by any third party (other than a governmental entity) against Alloy or any of its subsidiaries that could reasonably be expected to succeed except for suits, actions or proceedings that individually or in the aggregate could not reasonably be expected to have a material adverse effect on the Alloy;

(viii) no Legal Restraint that has the effect of granting or implementing any relief referred to in clauses (B), (C) or (D) of paragraph (iv) above shall be in effect; and

(ix) dELiA*s shall have received evidence, in form and substance reasonably satisfactory to it, that Alloy or dELiA*s shall have obtained all consents, approvals, authorizations, qualifications and orders of governmental entities required in connection with the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement (including consents to assignments of material contracts and material intellectual property) except for those the failure of which to be obtained individually or in the aggregate could not reasonably be expected to (A) restrain or prohibit the consummation of the Merger or (B) prohibit or limit in any material respect the ownership or operation or effective control by Alloy of a material portion of the business, operations or assets of dELiA*s and its subsidiaries, taken as a whole as in existence on the date of the Acquisition Agreement (other than with respect to assets disposed of in the ordinary course of business).

      For purposes of the Acquisition Agreement, “material adverse effect” or “material adverse change” means, when used in connection with dELiA*s or Alloy, as the case may be, any state of facts, change, development, effect, condition or occurrence that could reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole, or to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Acquisition Agreement, other than, in any case, any state of facts, change, development, event, effect, condition or occurrence (i) resulting from changes in the United States economy or the United States securities markets in general; or (ii) resulting from changes in the industries in which dELiA*s or Alloy, as the case may be, operates and not specifically relating to dELiA*s or Alloy, as the case may be; (iii) resulting from any litigation or loss of current or prospective customers, employee or revenues that the party against which the material adverse effect or material adverse change is sought to be enforced successfully bears the burden of proving arose from the entering into of the Acquisition Agreement; provided, however, that in no event shall a decrease in the trading price of the Common Stock or Alloy’s common stock, or litigation relating thereto, be considered a material adverse effect or material adverse change; or (iv) resulting from any lack of liquidity that dELiA*s experiences by reason of Alloy’s unreasonable refusal to consent to any action relating to alternative sources of liquidity that dELiA*s proposes to enter into.

      No Solicitation. The Acquisition Agreement provides that, from the date thereof until the Acquisition Agreement has been terminated as provided therein, dELiA*s shall not, nor shall it permit any of its subsidiaries to, or authorize or permit any director, officer or employee of dELiA*s or any of its subsidiaries or any investment banker, attorney, accountant or other advisor or representative of dELiA*s or any of its subsidiaries (the “dELiA*s Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action knowingly to facilitate, any Takeover Proposal (as defined below) or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, any Takeover Proposal; provided, however, that at any time prior to obtaining the Stockholder approval of the Merger, dELiA*s board or dELiA*s Representatives may, in response to a bona fide written Takeover Proposal that such board determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), and which Takeover Proposal was unsolicited and did not otherwise result from a breach of Section 4.03 of the Acquisition Agreement, and subject to compliance with the following paragraphs, (x) furnish information with respect to dELiA*s and its subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement, provided that all such information is provided to Alloy or has been previously provided to Alloy, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal.

      The term “Takeover Proposal” is defined in the Acquisition Agreement to mean any inquiry, proposal or offer from any person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of dELiA*s and its subsidiaries, taken as a whole, or (B) 10% or more of the outstanding shares of Common Stock or capital stock of, or other equity or voting interests in, any of dELiA*s’ subsidiaries directly or indirectly holding, individually or taken together, the assets or businesses referred to in clause (A) above, in each case other than the transactions contemplated by the Acquisition Agreement.

      Neither dELiA*s board nor any committee thereof shall, unless the board or a committee thereof determines in good faith, after consulting with legal counsel, that the failure to take any such action set forth in this paragraph would be reasonably likely to result in a breach of its fiduciary duties under applicable laws (i) (A) withdraw (or modify in a manner adverse to Alloy or Purchaser) the recommendation by such board or any such committee of the Acquisition Agreement or the Merger, (B) determine that the Acquisition Agreement or the Merger is no longer advisable, (C) recommend that the Stockholders reject the Acquisition Agreement or the Merger, (D) recommend the approval or adoption of any Takeover Proposal or (E) resolve, agree or propose publicly to take any such actions (each such action set forth in this paragraph being referred to herein as an “Adverse Recommendation Change”), (ii) adopt or approve any Takeover Proposal, or withdraw its approval of the Acquisition Agreement, or resolve or agree to take any such actions, (iii) without limiting clause (i) above, propose publicly to adopt or approve any Takeover Proposal or propose publicly to withdraw its approval of the Acquisition Agreement, or resolve or agree to take any such actions, or (iv) cause or permit dELiA*s to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “acquisition agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than a confidentiality agreement), or resolve or agree to take any such actions. Notwithstanding anything in this paragraph to the contrary, at any time prior to obtaining the Stockholder approval of the Merger, dELiA*s board may, in response to a Superior Proposal and that did not result from a breach of these provisions, cause dELiA*s to terminate the Acquisition Agreement and concurrently enter into a binding acquisition agreement containing the terms of a Superior Proposal; provided, however, that dELiA*s shall not terminate the Acquisition Agreement, and any purported termination shall be void and of no force or effect, unless dELiA*s shall have complied with all provisions of this paragraph, including the notification provisions, and with all applicable requirements of the Acquisition Agreement (including the payment of the termination fee prior to or simultaneously with such termination); and provided further, however, that dELiA*s shall not exercise its right to terminate the Acquisition Agreement until after the third business day following Alloy’s receipt of written notice (a “Notice of Superior Proposal”) from dELiA*s advising Alloy that dELiA*s board has received a Superior Proposal and that such board will, subject to any action taken by Alloy pursuant to this sentence, cause dELiA*s to accept such

Superior Proposal, specifying the terms and conditions of the Superior Proposal and identifying the person making such Superior Proposal.

      The term “Superior Proposal” is defined in the Acquisition Agreement to mean any bona fide binding written offer not solicited by or on behalf of dELiA*s and received subsequent to the date of the Acquisition Agreement made by a third party that if consummated would result in such third party (or in the case of a direct merger between such third party and dELiA*s, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of dELiA*s or all or substantially all the assets of dELiA*s and its subsidiaries, taken as a whole, that dELiA*s board determines in its good faith judgment (after consultation with its financial advisor or other financial advisor of nationally recognized reputation) is reasonably likely to result in terms which are more favorable from a financial point of view to dELiA*s’ Stockholders than the Merger, taking into account, among other things, any changes to the terms of the Acquisition Agreement offered by Alloy in response to such Superior Proposal or otherwise.

      The Acquisition Agreement provides that, in addition to the obligations of dELiA*s set forth above, dELiA*s promptly shall, but in any case within 48 hours, advise Alloy in writing of any request for information that dELiA*s reasonably believes could lead to or contemplates a Takeover Proposal or of any Takeover Proposal, or any inquiry dELiA*s reasonably believes could lead to any Takeover Proposal, the terms and conditions of such request, Takeover Proposal or inquiry (including any subsequent material amendment or modification to such terms and conditions) and the identity of the person making any such request, Takeover Proposal or inquiry. It also requires dELiA*s to keep Alloy informed in all material respects on a timely basis of the status and details (including material amendments or proposed amendments) of any such request, Takeover Proposal or inquiry.

      dELiA*s has also agreed to immediately cease existing discussions or negotiations with any persons conducted prior to July 30, 2003 with respect to a Takeover Proposal.

      The Acquisition Agreement provides that if (i) (A) a Takeover Proposal has been made to dELiA*s or its stockholders or any person has announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, (B) thereafter the Acquisition Agreement is terminated by either Alloy or dELiA*s and (C) within 12 months after such termination, dELiA*s or any of its subsidiaries enters into any Acquisition Agreement with respect to, or consummates, any Takeover Proposal (solely for purposes of this clause (C), the term “Takeover Proposal” shall have the meaning set forth in the definition of Takeover Proposal above except that all references in such definition to 10% shall be deemed references to 35%), (ii) the Acquisition Agreement is terminated by dELiA*s as provided above or (iii) the Acquisition Agreement is terminated by Alloy in connection with an Adverse Recommendation Change, then dELiA*s shall pay Alloy a fee equal to $1,740,000 (the “Termination Fee”) by wire transfer of same day funds to an account designated by Alloy (x) in the case of a termination by dELiA*s, prior to or simultaneously with such termination, (y) in the case of a termination by Alloy, within two business days after such termination and (z) in the case of a payment as a result of any event referred to in clause (i) above, upon the first to occur of such events.

      Employee Benefits. Pursuant to the Acquisition Agreement, Alloy will, or will cause the Surviving Corporation to provide to each employee of dELiA*s prior to the Merger that remains an employee of dELiA*s after the Effective Time (“Continuing Employees”) with employee benefits that are substantially similar in the aggregate to the benefits provided to similarly situated employees of Alloy. Alloy may or may cause the Surviving Corporation to comply with the prior sentence by either (i) retaining dELiA*s’ benefit plans in their form or, in Alloy’s discretion, amending such plans as provided therein, or (ii) terminating such plans and enabling dELiA*s’ employees to participate in its employee benefit plans. To the extent permitted pursuant to Alloy’s plans, Alloy will, or will cause the Surviving Corporation to: (1) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare plan that the Continuing Employees may be eligible to participate in after the Effective Time to the extent waived or satisfied under the applicable corresponding dELiA*s benefit plan immediately prior to the Effective Time; (2) provide each Continuing Employee with credit for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Continuing Employee is eligible to participate in after the Effective Time for any co-payments and deductibles paid under a corresponding dELiA*s benefit plan for the year in which the Effective Time occurs; and (3) provide each Continuing Employee with credit for all purposes for all service with dELiA*s and its affiliates under each employee benefit plan, program, or arrangement of the Alloy or its affiliates in which such Continuing Employee is eligible to participate to the extent such service was credited for similar purposes under similar dELiA*s benefit plans; provided, however, that in no event shall the Continuing Employees be entitled to any credit (A) under any defined benefit pension plan of Alloy or its subsidiaries (other than the Surviving Corporation and its subsidiaries) or (B) to the extent that it would result in a duplication of benefits with respect to the same period of service.

      Rights Agreement. dELiA*s board has agreed to take all further action necessary or desirable (including redeeming the Rights immediately prior to the Effective Time or amending the Rights Agreement if reasonably requested by Alloy), if any, in order to render the Rights inapplicable to the Merger and the other transactions contemplated by the Acquisition Agreement. If any “Distribution Date” or “Stock Acquisition Date” occurs under the Rights Agreement at any time during the period from the date of the Acquisition Agreement to the Effective Time, dELiA*s and Alloy shall make such adjustment to the Merger Consideration as dELiA*s and Alloy shall mutually agree so as to preserve the economic benefits that dELiA*s and Alloy each reasonably expected on the date of the Acquisition Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated thereby.

      Termination and Expenses. The Acquisition Agreement may be terminated, and the Merger contemplated thereby may be abandoned, at any time prior to the Effective Time, whether before or after the Stockholder approval has been obtained and whether before or after adoption of the Acquisition Agreement by the stockholder of Purchaser:

(a) by mutual written consent duly authorized by the boards of directors of each of Alloy, Purchaser and dELiA*s;

(b) by either Alloy or dELiA*s:

(i) if the Offer shall not have been consummated by January 31, 2004;

(ii) if any Legal Restraint shall be in effect and shall have become final and nonappealable; or

(iii) if the Stockholder approval shall not have been obtained at the Stockholders Meeting duly convened therefor;

(c) by Alloy in the event (i) an Adverse Recommendation Change has occurred or (ii) dELiA*s board or any committee thereof shall have failed to confirm its recommendation and declaration of advisability of the Acquisition Agreement and the Merger within 15 business days after a written request by Alloy that it do so if such request is made following the making of a Takeover Proposal;

(d) by Alloy if dELiA*s shall have breached any of its representations, warranties or covenants contained in the Acquisition Agreement, which breach would give rise to the failure of a condition to Alloy’s obligation to effect the Merger, and has not been or is incapable of being cured by dELiA*s within ten business days after its receipt of written notice thereof from Alloy;

(e) by dELiA*s if Alloy shall have breached any of its representations, warranties or covenants contained in the Acquisition Agreement, which breach would give rise to the failure of a condition to dELiA*s obligation to effect the Merger, and has not been or is incapable of being cured by Alloy within ten business days after its receipt of written notice thereof from dELiA*s; or

(f) by dELiA*s as provided above under “No Solicitation” in connection with a Superior Proposal.

      In the event of termination of the Acquisition Agreement by either dELiA*s or Alloy, the Acquisition Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Alloy, Purchaser or dELiA*s; provided, however, that no such termination shall relieve any party from any liability or damages resulting from a material and intentional breach by a party of any of its representations, warranties or covenants set forth in the Acquisition Agreement.

      The Acquisition Agreement provides that all fees and expenses incurred in connection with the Acquisition Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Alloy and dELiA*s shall share equally all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred (i) in relation to the printing and mailing of the Proxy Statement (including any preliminary materials related thereto) and any amendments or supplements thereto or (ii) for the premerger notification and report forms under the HSR Act. If Alloy shall terminate the Acquisition Agreement pursuant to clause (d) above, then dELiA*s shall promptly reimburse Alloy for Alloy’s documented out-of-pocket costs and expenses in connection with the Acquisition Agreement and the transactions contemplated hereby.

      Amendment. The Acquisition Agreement may be amended by the parties thereto at any time, whether before or after the Stockholder approval of the Merger has been obtained and whether before or after adoption of the Acquisition Agreement by the stockholder of Purchaser; provided, however, that after such approval or adoption has been obtained, there shall be made no amendment that by law requires further approval or adoption by stockholders without such further approval or adoption.

      Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Acquisition Agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions contained therein; provided, however, that after the Stockholder approval of the Merger has been obtained or after adoption of the Acquisition Agreement by the stockholder of Purchaser, there shall be made no waiver that by law requires further approval or adoption by stockholders without such further approval or adoption. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to the Acquisition Agreement to assert any of its rights under the Acquisition Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to the Acquisition Agreement of any of its rights under the Acquisition Agreement preclude any other or further exercise of such rights or any other rights under the Acquisition Agreement.

      The Tender and Stockholder Support Agreement. Purchaser and each of the Supporting Stockholders have entered into the Tender and Stockholder Support Agreement (the “Tender Agreement”). Pursuant to the Tender Agreement, each Supporting Stockholder has agreed to tender his or her Shares in the Offer not later than ten business days following the commencement of the Offer and not to withdraw such Shares once tendered so long as there is no decrease in the Offer Price and the Offer Price is payable in cash. Each Supporting Stockholder has also agreed to vote his or her Shares (a) in favor of the Merger, the Acquisition Agreement and the transactions contemplated thereby, and (b) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Offer or the Merger. In addition, under the Tender Agreement, each Supporting Stockholder has granted an irrevocable proxy to and appointed Matthew C. Diamond and Samuel A. Gradess as such Supporting Stockholder’s proxy and attorney-in-fact to vote all Shares held by the Supporting Stockholder in favor of the Merger, the Acquisition Agreement and any of the transactions contemplated by the Acquisition Agreement.

      The agreements contained in the Tender Agreement shall terminate automatically upon the earliest to occur of (a) the mutual consent of Alloy and the Supporting Stockholders, (b) the termination of the Acquisition Agreement and (c) the completion of the Merger.

      Employment Arrangements with Senior Executive Officers. Subject to the closing of the Merger, at the Effective Time, the Surviving Corporation, Parent and certain senior executive officers of dELiA*s will enter employment arrangements as summarized below.

Stephen I. Kahn

      Stephen I. Kahn, dELiA*s’ Chairman and Chief Executive Officer, will enter into a Termination Agreement with the Surviving Corporation (the “CEO Termination Agreement”), which will terminate Mr. Kahn’s current employment agreement with dELiA*s, dated April 24, 2001. Under the CEO Termination Agreement, Mr. Kahn will receive severance in the aggregate amount of $1,175,000 plus a pro-rated amount for the fiscal year ending January 31, 2004 based on an annual base salary of $300,000 plus a bonus of $20,000 plus an amount equal to 40% of the foregoing amounts. Such severance payments to Mr. Kahn will be made pursuant to the following schedule: as to the 40% component, one-fourth of such amount will be paid on each of the first, second, third and fourth anniversaries of the closing of the Merger, as to the balance of the foregoing, such amount will be paid on the fifth anniversary of the closing of the Merger. Following the Effective Time, Mr. Kahn will not be entitled to participate in the Surviving Corporation’s long-term incentive plans nor in any employee pension or welfare benefit plans.

      Mr. Kahn will also enter into a Consulting Agreement with the Surviving Corporation (the “CEO Consulting Agreement”), through which the Surviving Corporation may utilize Mr. Kahn’s services as an independent contractor. The CEO Consulting Agreement is for a term of three months pursuant to which Mr. Kahn will receive $8,333 per month.

      Mr. Kahn will enter into a Confidentiality and Non-Competition Agreement with the Surviving Corporation and Alloy (the “CEO Confidentiality Agreement”) that prohibits him from engaging in certain specified activities that compete with the Surviving Corporation’s business and prohibits him from soliciting employees and certain customers of the Surviving Corporation for a period of five years from the date of its inception. Pursuant to the CEO Confidentiality Agreement, Mr. Kahn will receive a total payment from the Surviving Corporation in the amount of $450,000, payable $100,000 on the closing of the Merger and the balance in equal installments over five years.

      Mr. Kahn will enter into a Mutual General Release with the Surviving Corporation and Alloy (a “Release”), pursuant to which each party releases the other from any and all claims occurring prior to the Effective Time, except for those provisions that are intended to survive pursuant to the CEO Termination Agreement, the CEO Confidentiality Agreement and the CEO Consulting Agreement.

Evan Guillemin

      Evan Guillemin, dELiA*s’ Chief Financial Officer, Chief Operating Officer, Treasurer and Director, will enter into a Termination Agreement with the Surviving Corporation (the “Guillemin Termination Agreement”), which terminates his current employment agreement with dELiA*s. Pursuant to the Guillemin Termination Agreement, Mr. Guillemin will receive a lump sum payment from the Surviving Corporation in the amount of $680,000 payable on the closing of the Merger, plus a pro-rated amount for the fiscal year ending January 31, 2004 based on a base salary of $340,000 per fiscal year.

      Mr. Guillemin will enter into an Employment Agreement with the Surviving Corporation (the “Guillemin Employment Agreement”), under which Mr. Guillemin will be employed by the Surviving Corporation for one year from the Effective Time. Mr. Guillemin will be entitled to a base salary of $240,000 for the term of his employment. In addition, Mr. Guillemin will receive an option to purchase 50,000 shares of Alloy’s common stock pursuant to one of Alloy’s stock option plans, which grant vests annually over four years.

      Mr. Guillemin will enter into a Confidentiality and Non-Competition Agreement with the Surviving Corporation (the “Guillemin Confidentiality Agreement”) that prohibits him from engaging in certain activities that compete with the Surviving Corporation’s business and prohibits him from soliciting employees and certain customers of the Surviving Corporation until January 31, 2006. Pursuant to the Guillemin Confidentiality Agreement, Mr. Guillemin will receive a payment from the Surviving Corporation in the amount of $100,000 (payable one-half on January 31, 2005 and one-half on January 31, 2006).

      Mr. Guillemin will enter into a Mutual General Release with the Surviving Corporation and Alloy, pursuant to which each party releases the other from any and all claims occurring prior to the Effective Time, except for those provisions that are intended to survive pursuant to the Guillemin Termination Agreement, the Guillemin Employment Agreement and the Guillemin Confidentiality Agreement. Pursuant to the Release, Mr. Guillemin will receive a payment from the Surviving Corporation in the amount of $50,000, payable on the closing of the Merger.

Christopher C. Edgar

      Christopher C. Edgar, dELiA*s’ Executive Vice President and Vice Chairman of the Board, will enter into a Termination Agreement with the Surviving Corporation (the “Edgar Termination Agreement”), which terminates his current employment agreement with dELiA*s. Pursuant to the Edgar Termination Agreement, Mr. Edgar will receive a lump sum payment from the Surviving Corporation in the amount of $400,000.

      Mr. Edgar will enter into a new Employment Agreement with the Surviving Corporation (the “Edgar Employment Agreement”), under which Mr. Edgar will provide transition services for six months from the Effective Time. Mr. Edgar will be entitled to a base salary of $50,000 for the term of his employment.

      Mr. Edgar will enter into a Confidentiality and Non-Competition Agreement with the Surviving Corporation (the “Edgar Confidentiality Agreement”), that prohibits him from engaging in certain activities that compete with the Surviving Corporation’s business and prohibits him from soliciting employees and certain customers of the Surviving Corporation until January 31, 2006. Pursuant to the Edgar Confidentiality Agreement, Mr. Edgar will receive a payment from the Surviving Corporation in the amount of $50,000 (payable in a lump sum).

      Mr. Edgar will enter into a Mutual General Release with the Surviving Corporation and Alloy, pursuant to which each party releases the other from any and all claims occurring prior to the Effective Time, except for those provisions that are intended to survive pursuant to the Edgar Termination Agreement, the Edgar Employment Agreement and the Edgar Confidentiality Agreement.

      The foregoing summaries of the various agreements being entered into with Mr. Kahn, Mr. Guillemin and Mr. Edgar are qualified in their entirety by reference to such documents, the forms of which are filed as exhibits to the Schedule TO and incorporated herein by reference.

12.	Purpose of the Offer and the Merger; Plans for the Surviving Corporation; Stockholder Approval and Appraisal Rights

      Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Alloy to acquire control of, and the entire equity interest in, dELiA*s. The Offer is intended to increase the likelihood that the Merger will be completed promptly. The acquisition of the entire equity interest in dELiA*s has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of dELiA*s from the Stockholders to Alloy and to provide the Stockholders with cash in a per Share amount equal to the Offer Price for all of their Shares.

      Plans for the Surviving Corporation. Following the Merger, dELiA*s will be operated as an indirect wholly owned subsidiary of Alloy. Alloy has begun, and intends to continue, a review of dELiA*s and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of dELiA*s and Alloy. Alloy expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments. Alloy may discuss with dELiA*s, prior to the consummation of the Offer, certain matters relating to the integration of dELiA*s with Alloy. Alloy may also explore potential transactions involving the merchandise business of dELiA*s, including receipt of a strategic investment, a merger, an outright sale or a full or partial leveraged spin-off to the public.

      Except as discussed above or as otherwise provided in this Offer to Purchase, Purchaser and Alloy have no present plans or proposals that would result in an extraordinary corporate transaction involving dELiA*s or its subsidiaries, such as a merger, reorganization, or liquidation or sale of a material amount of dELiA*s’ assets, and no current plans to make any material changes in dELiA*s’ capitalization, corporate structure, dividend policy or business.

      Stockholder Approval and Appraisal Rights. Under the DGCL, the approval of dELiA*s’ board and, except as described below, the affirmative vote of the holders of more than fifty percent (50%) of all of the votes entitled to be cast by the holders of the outstanding Shares is required to approve and adopt the Acquisition Agreement and the transactions contemplated thereby, including the Merger. dELiA*s’ board has approved and adopted the Acquisition Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to a Short-Form Merger, the only remaining required corporate action of dELiA*s to effect the Merger is the approval and adoption of the Acquisition Agreement and the transactions contemplated thereby by the affirmative vote of the holders of more than fifty percent (50%) of all of the votes entitled to be cast by the holders of the outstanding Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Acquisition Agreement and the transactions contemplated thereby without the affirmative vote of any other Stockholder.

      In the Acquisition Agreement, dELiA*s has agreed to prepare and file with the SEC a proxy statement relating to the meeting of Stockholders to be held for the purpose of considering and voting on the approval of the Merger if required.

      Under the DGCL, if Purchaser acquires and owns of record, pursuant to the Offer or otherwise, such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Acquisition Agreement and the transactions contemplated thereby, and effect a Short-Form Merger pursuant to the applicable provisions of the DGCL, without a vote of the Stockholders. If Purchaser does not acquire at least 90% of the then issued and outstanding Shares, a vote of the Stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger.

      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting Stockholders for their Shares, together with a rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, those discussed in this Offer to Purchase and the market value of the Shares, including asset values, interest and the investment value of the Shares. The value as so determined could be more or less than the Merger Consideration.

      If a Stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of that Stockholder will be converted into the right to receive the Merger Consideration in accordance with the Acquisition Agreement. A Stockholder may withdraw his demand for appraisal by delivering to the Surviving Corporation a written withdrawal of such demand for appraisal and acceptance of the Merger.

      Failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

      Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions. Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one (1) year of consummation of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning dELiA*s and certain information relating to the fairness of the Merger and the consideration offered to stockholders therein, be filed with the SEC and disclosed to Stockholders prior to completion of the Merger.

13.	Dividends and Distributions

      The Acquisition Agreement provides that dELiA*s will not, between the date of the Acquisition Agreement and the Effective Time, without the prior written consent of Alloy, declare, set aside or pay any dividends on or make any other distributions in respect of any of its capital stock or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or any of its other securities; provided, however, that dELiA*s will not be required to obtain the consent of Alloy to dELiA*s’ reverse stock split to be effected to maintain dELiA*s listing on Nasdaq and any actions or transactions customarily associated therewith; provided that dELiA*s has agreed to use its commercially reasonable efforts to defer the date currently scheduled for such Stockholders meeting until a date after the Closing Date.

14.	Conditions of the Offer

      Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares, or may terminate or amend the Offer if fewer than a majority of the Shares are validly tendered and not withdrawn prior to the Expiration Date or if on or after the commencement date of the Offer, and at or before the time of payment for Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

(a) there shall have occurred any (1) general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. or the Nasdaq for any five trading days out of any twenty consecutive trading days; (2) declaration of a banking moratorium or suspension of payments in respect of banks in the United States or any general limitation by United States federal or state authorities (whether or not mandatory) on the extension of credit by lending institutions, which limitation materially affects the Purchaser’s ability to pay for the Shares; or (3) commencement of a war, armed hostilities or other national calamity involving the United States which, in Alloy’s judgment, is reasonably likely to have a material adverse effect on dELiA*s and its subsidiaries taken as a whole or Purchaser’s ability to consummate the Offer;

(b) there shall have occurred (1) any breach by dELiA*s of any of its representations, warranties or covenants contained in the Acquisition Agreement which would have a material adverse effect on the value of dELiA*s and its subsidiaries taken as a whole or the Shares or (2) any breach by dELiA*s of any of its covenants in the Acquisition Agreement;

(c) any order shall have been entered in any action or proceeding before any federal or state court or governmental agency or other regulatory or administrative agency or commission, or a preliminary or permanent injunction by any federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect which would have the effect of (1) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger illegal, (2) otherwise preventing consummation of the Offer or the Merger, (3) imposing limitations on the ability of the Purchaser or Alloy effectively (A) to acquire, hold or operate the business of dELiA*s and its subsidiaries taken as a whole or (B) to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the Stockholders, which, in either case, would effect a material diminution in the value of dELiA*s and its subsidiaries taken as a whole or the Shares, or (4) imposing material financial burdens on Alloy as a result of the Purchaser’s acquisition of Shares over and above (A) the purchase price for said Shares, and (B) the actions contemplated by the Acquisition Agreement; provided, that prior to terminating as a result of the entry of any such order, Purchaser shall use its commercially reasonable efforts to have such order lifted or overturned;

(d) there shall have been any federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that could reasonably, directly or indirectly, result in any of the material adverse consequences referred to in clauses (1), (2), (3) or (4) of paragraph (c);

(e) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by another person, or it shall have been publicly disclosed or the Purchaser shall have learned that (1) any person, entity or “group” (as the term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, more than 20% of any class or series of capital stock of dELiA*s, or shall have been granted any option or right, conditional or otherwise, to acquire more than 20% of any class or series of capital stock of dELiA*s, (2) any new group shall have been formed which beneficially owns more than 20% of any class or series of capital stock of dELiA*s, (3) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for any shares or a merger, consolidation or other business combination with or involving dELiA*s or (4) any person shall have filed a Notification and Report Form under the HSR Act reflecting an intent to acquire dELiA*s or assets or securities of dELiA*s; provided, that if Purchaser terminates the Offer in such event, it shall reimburse dELiA*s for the expenses reasonably and actually incurred in connection with the negotiation and consummation of the transactions contemplated by the Acquisition Agreement;

(f) any change shall have occurred in the assets, financial condition or business of dELiA*s and its subsidiaries taken as a whole, which is materially adverse to dELiA*s; or

(g) Alloy or Purchaser shall have reached an agreement or understanding in writing with dELiA*s providing for termination of the Offer.

      The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning any event described above shall be final and binding upon all parties.

15.	Certain Legal Matters and Regulatory Approvals

      General. Except as described in this Section 15, based solely on information provided by dELiA*s, none of dELiA*s, Purchaser or Alloy is aware of (i) any license or regulatory permit that appears to be material to the business of dELiA*s and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Alloy or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Alloy presently contemplate that such approval or other action will be sought, except as described below under “State Antitakeover Statutes.” While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to dELiA*s’ business or that certain parts of dELiA*s’ business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 “Conditions to the Offer” for a discussion of the conditions to the Offer, including conditions with respect to governmental actions.

      State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as dELiA*s, from engaging in a “Business Combination” (defined to include a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Acquisition Agreement because the Acquisition Agreement and the transactions contemplated thereby were approved by dELiA*s’ board prior to the execution thereof.

      A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that Oklahoma’s takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

      Alloy and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and neither Alloy nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14 “Conditions of the Offer.”

      Antitrust Compliance. Under the HSR Act, and the rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is, and the Merger may be, subject to these requirements. Purchaser intends to file a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the purchase of Shares pursuant to the Offer.

      Under the HSR Act, the purchase of shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing by the Purchaser of the Premerger Notification and Report Form with the FTC and Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or Purchaser receives a Request for Additional Information and Documentary Material from the Antitrust Division or the FTC prior to that time. If either the FTC or the Antitrust Division were to issue a Request for Additional Information and Documentary Material, the waiting period with respect to the Offer would expire at 11:59 p.m., Eastern time, on the tenth calendar day after the date of Purchaser’s substantial compliance with that request. Thereafter, the waiting period could be extended only by court order or with Purchaser’s consent. The additional 10-calendar-day waiting period may be terminated sooner by the FTC and the Antitrust Division. Although dELiA*s is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither dELiA*s’ failure to make those filings nor the issuance to dELiA*s by the FTC or the Antitrust Division of a Request for Additional Information and Documentary Material will extend the waiting period with respect to the Offer.

      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions, such as the acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws that either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of dELiA*s or Alloy or any of their respective subsidiaries. State antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the Offer or the Merger or to impose conditions of the Offer or the Merger.

16.	Fees and Expenses

      Information Agent. Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

      Depositary. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous

      Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, ALLOY OR dELiA*s NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Alloy and Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 “Certain Information Concerning dELiA*s.”

Dodger Acquisition Corp.

August 6, 2003

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PURCHASER AND ALLOY

A.     Directors and Executive Officers of Purchaser

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 151 West 26th Street, 11th Floor, New York, New York 10001. Each such person is a citizen of the United States.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Matthew C. Diamond	Director and President of Purchaser. Founded Alloy together with Mr. Johnson in January 1996, and served as the Director of Marketing and Planning until January 1999. He has served as one of Alloy’s directors since July 1996, was appointed Chief Executive Officer in January 1999 and was elected Chairman of the Board in April 1999. From 1991 to 1994, Mr. Diamond held a variety of financial and operations posts at General Electric Company, including a two-year business development assignment in Asia. Mr. Diamond received his MBA from the Harvard Graduate School of Business in 1996 and his BA in Economics from the University of North Carolina at Chapel Hill in 1991. Mr. Diamond is also a director of Genesco, Inc., a publicly traded company.

James K. Johnson, Jr.	Director and Secretary of Purchaser. Founded Alloy together with Mr. Diamond in January 1996, and has been a director since that time. He was appointed President of Alloy in January 1997 and Chief Operating Officer in January 1999. From 1989 to 1996, Mr. Johnson held a variety of financial, operations and business development positions with General Electric Company. Mr. Johnson received his BA in History from Hamilton College in 1989.

Samuel A. Gradess	Director and Treasurer of Purchaser. Joined Alloy in July 1996 and has been a director since that time. He was appointed Secretary and Director of Finance and Administration of Alloy in January 1997 and Chief Financial Officer in January 1999. From 1987 to 1997, Mr. Gradess was an employee of the credit department at Goldman, Sachs & Co., an investment bank. Mr. Gradess received his BA in Economics from the University of Virginia in 1987.

B.     Directors and Executive Officers of Alloy

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Alloy. Unless otherwise indicated, the current business address of each person is 151 West 26th Street, 11th Floor, New York, New York 10001. Each such person is a citizen of the United States.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Matthew C. Diamond	Founded Alloy together with Mr. Johnson in January 1996, and served as the Director of Marketing and Planning until January 1999. He has served as one of Alloy’s directors since July 1996, was appointed Chief Executive Officer in January 1999 and was elected Chairman of the Board in April 1999. From 1991 to 1994, Mr. Diamond held a variety of financial and operations posts at General Electric Company, including a two-year business development assignment in Asia. Mr. Diamond received his MBA from the Harvard Graduate School of Business in 1996 and his BA in Economics from the University of North Carolina at Chapel Hill in 1991. Mr. Diamond is also a director of Genesco, Inc., a publicly traded company.

James K. Johnson, Jr.	Founded Alloy together with Mr. Diamond in January 1996, and has been a director since that time. He was appointed President of Alloy in January 1997 and Chief Operating Officer in January 1999. From 1989 to 1996, Mr. Johnson held a variety of financial, operations and business development positions with General Electric Company. Mr. Johnson received his BA in History from Hamilton College in 1989.

Samuel A. Gradess	Joined Alloy in July 1996 and has been a director since that time. He was appointed Secretary and Director of Finance and Administration of Alloy in January 1997 and Chief Financial Officer in January 1999. From 1987 to 1997, Mr. Gradess was an employee of the credit department at Goldman, Sachs & Co., an investment bank. Mr. Gradess received his BA in Economics from the University of Virginia in 1987.

Peter M. Graham	Has served as one of Alloy’s directors since November 1998. He is a managing director of Ladenburg Thalmann & Co., Inc. From 1994 until 2001, he held various positions with Ladenburg Thalmann Group, Inc., including Principal, President and Vice Chairman of its principal subsidiary, Ladenburg Thalmann & Co. Inc. Mr. Graham joined Ladenburg Thalmann & Co. Inc. in 1976 after having attended the Wharton School of Business at the University of Pennsylvania.

David Yarnell	Has served as one of Alloy’s directors since November 1998. He has been a Managing Member of Brand Equity Partners I, LLC since March 1997. Previously, he was a Vice President of Consumer Venture Partners from June 1993 to March 1997. He received his MBA from the Harvard Graduate School of Business in 1982.

Present Principal Occupation or Employment;
Name and Business Address	Material Positions Held During the Past Five Years

Edward Monnier	Has served as one of Alloy’s directors since March 2001. Mr. Monnier is currently a Vice President of Corporate Development & Strategy with Liberty Broadband Interactive Television, a wholly owned subsidiary of Liberty Media Corporation, and has held various positions with Liberty Media Corporation subsidiaries since October 1999. From July 1999 until October 1999, Mr. Monnier served as a strategy and mergers and acquisitions consultant for LEK consulting. Prior to that, he was a strategy consultant with Booz, Allen & Hamilton from June 1996 until June 1997. Mr. Monnier received a B.A. in Anthropology and in Philosophy, both from Emory University in 1989 and an MBA from the Wharton School of Business at the University of Pennsylvania in 1996.

Robert L. Bell	Joined Alloy in July 2000 as Chief Technology Officer. From 1998 to 2000, Mr. Bell served as Vice President of Customer Development at Edifice Information Management Systems. Mr. Bell served as Director of IT for Chubb Computer Services from 1995 to 1998 and as Manager of System Support Services North America for P&O Containers, a leading steamship company, from 1991 to 1995. Mr. Bell received his B.S. from Denison University in Granville, Ohio in 1971 and his MS-AP from the Stevens Institute of Technology in 1978.

      Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and all other required documents should be sent by each Stockholder or such Stockholder’s broker-dealer, commercial bank, trust company or other nominee to the Depositary at the addresses set forth below.

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail: American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038	By Facsimile Transmission: (Eligible Institutions Only) (718) 234-5001	By Hand or Overnight Courier: American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038

To Confirm Receipt of Facsimile and for General Information:

(212) 936-5100 or (718) 921-8200

To Confirm Receipt of Notice of Guaranteed Delivery:

(212) 936-5100 or (718) 921-8200

      Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Ave.
New York, New York 10016
Call Toll Free: (800) 322-2885
Call Collect: (212) 929-5500
Email: proxy@mackenziepartners.com